Exhibit 2.1

EXECUTION

AGREEMENT AND PLAN OF MERGER

By and Among

PLUSPETROL RESOURCES CORPORATION,

PLUSPETROL BLACK RIVER CORPORATION,

and

APCO OIL AND GAS INTERNATIONAL INC.

Dated as of October 2, 2014

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 2, 2014 (this “Agreement”), is made by and among Pluspetrol Resources Corporation, a company incorporated under the Laws of the Cayman Islands (“Parent”), Pluspetrol Black River Corporation, a Caymans Island exempted company limited by shares and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Apco Oil and Gas International, Inc., a Cayman Islands exempted company limited by shares (the “Company”).

W I T N E S S E T H:

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby and by the plan of merger attached as Exhibit A hereto (the “Plan of Merger”), including the Merger, are advisable, fair to and in the best interests of the Company and the shareholders of the Company and (ii) approved this Agreement and the transactions contemplated hereby and thereby, including the Merger (as defined below), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law (as defined below);

WHEREAS, the Company Board has unanimously recommended adoption of this Agreement and the Plan of Merger by its shareholders and directed that this Agreement and the Plan of Merger be submitted to its shareholders for adoption;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, WPX Energy, Inc. (“Shareholder”) has executed and delivered to Parent (i) that Power of Attorney set forth as Exhibit B hereto (the “Power of Attorney”), providing that, among other things, such shareholder will vote their Class A Shares (as defined below) in favor of the approval of this Agreement, the Plan of Merger and the Merger.

WHEREAS, in connection with entry into this Agreement, Parent and Shareholder have entered into a stock purchase agreement in the form set forth as Exhibit C hereto (the “Transaction Agreement”);

WHEREAS, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company in the merger (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and the Companies Law, whereby, except as expressly provided in Section 3.1, each issued and outstanding Ordinary Share and each issued and outstanding Class A Share (collectively, the “Company Shares”) immediately prior to the Effective Time, will be canceled and converted into the right to receive the Merger Consideration as provided herein; and

WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement and as follows:

“Acquisition Inquiry” means an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for nonpublic information made or submitted by or on behalf of Parent) that could reasonably be expected to lead to an Acquisition Proposal.

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement with a Third Party containing terms no less restrictive of the Third Party that is party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement with respect to Parent and its Affiliates and Representatives, including with respect to standstill provisions (but not including any waiver of such standstill provisions for the benefit of Parent or its Affiliates).

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by or on behalf of Parent) relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions with a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) concerning any (i) merger, consolidation, business combination, recapitalization, share exchange, share sale, liquidation, dissolution, joint venture or similar transaction involving the Company or any of its Subsidiaries if, as a result of any such transaction, such Person or “group” would own assets, revenues or net income of the Company or any of its Subsidiaries, individually or in the aggregate constituting fifteen percent (15%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole; (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of any of its Subsidiaries or any Equity Interests representing any of the PELSA Interest) or any Subsidiary of the Company representing fifteen percent (15%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole; (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, share sale, joint venture or similar transaction) of Equity Interests representing any of the PELSA Interest or fifteen percent (15%) or more of the issued and outstanding equity securities of the Company or any of its Subsidiaries whose assets, revenues or net income, individually or in the aggregate constitute fifteen percent (15%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole; (iv) transaction or series of transactions (including any tender offer, purchase, acquisition or exchange offer) in which any Person or “group” would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing fifteen percent (15%) or more of the issued and outstanding equity securities of the Company or the PELSA Interest or any of the Company’s Subsidiaries whose assets, revenues or net income, individual or in the aggregate constitute fifteen percent (15%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole; or (v) any combination of the foregoing.

“Adverse Recommendation Change” shall have the meaning set forth in Section 6.5(c).

“Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Affiliated Group” shall mean an affiliated group as defined in Section 1504 of the Code (or any analogous combined consolidated or unitary group defined under income Tax Law).

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.5(c).

“Anticorruption Laws” shall mean (i) the FCPA, (ii) the U.K. Bribery Act 2010 and (iii) any other Law promulgated by any Governmental Authority applicable to the Company and its Subsidiaries relating to bribery or corruption.

“Antitrust Laws” shall mean any Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

“Approval Time” shall have the meaning set forth in Section 6.5(b).

“Articles of Association” shall have the meaning set forth in Section 4.1.

“Book-Entry Shares” shall have the meaning set forth in Section 3.1(b).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York or, in all cases under this Agreement other than the last sentence of Section 6.2(a), the Cayman Islands are authorized or obligated by Law or executive order to close and shall consist of the time period from 12:01 a.m. through 12:00 midnight at such location.

“Cayman Registrar” shall have the meaning set forth in Section 2.3.

“Certificates” shall have the meaning set forth in Section 3.1(b).

“Class A Shares” shall mean the Class A Shares of the Company, par value $0.01 per share.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Companies Law” shall have the meaning set forth in Section 2.1.

“Company” shall have the meaning set forth in the Preamble.

“Company Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA, and each other plan, program, agreement, arrangement or policy relating to pension, retirement, stock options, stock purchases or other equity or equity-based compensation, deferred compensation, bonus, incentive, severance, retention, fringe benefits or employee benefits, including individual employment, retention, change in control and severance agreements, in each case (i) maintained or contributed to, or required to be maintained or contributed to, by the Company or any of its Subsidiaries providing for payments or benefits for or to any current or former employees, individual consultants (including personal services companies), directors, or officers of the Company or any of its Subsidiaries and/or their dependents or (ii) pursuant to which the Company or its Subsidiaries have any liability, but not including any Multiemployer Plan.

“Company Board” shall have the meaning set forth in forth in the Recitals.

“Company Board Recommendation” shall have the meaning set forth in Section 4.3(b).

“Company Concessions Contract” has the meaning set forth in Section 4.21,

“Company Disclosure Schedule” shall mean the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement.

“Company ERISA Affiliate” means, with respect to the Company or any of its Subsidiaries, any other Person that, together with the Company or any of its Subsidiaries, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Company Lease” shall mean any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Contract” shall have the meaning set forth in Section 4.16(a).

“Company Operations” shall mean the exploration and production operations of the Company (or in which the Company has a direct or indirect interest) as of the date hereof in (i) the following provinces in Argentina: Neuquen, Rio Negro, Salta, Tierra del Fuego and Santa Cruz and (ii) the following provinces in Colombia: Casanare, Boyaca and Antioquia.

“Company Owned IP” shall mean all Intellectual Property Rights owned by the Company or its Subsidiaries.

“Company Permits” shall have the meaning set forth in Section 4.5.

“Company Registered IP” shall have the meaning set forth in Section 4.14(a).

“Company SEC Documents” shall have the meaning set forth in Section 4.7(a).

“Company Shareholder” shall mean each holder of Company Shares.

“Company Shares” shall have the meaning set forth in the Recitals.

“Confidentiality Agreement” shall mean the Confidentiality Agreement among Shareholder, the Company and Pluspetrol S.A., dated October 10, 2013, as amended from time to time.

“Consent Fee” have the meaning set forth in Section 6.3(d).

“Contract” shall mean any binding contract, agreement, arrangement, understanding, commitment, franchise, trust, indenture, instrument, note, deed, obligation, lease, purchase order or license, whether written or otherwise.

“Contracting Parties” shall have the meaning set forth in Section 9.12.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Core PELSA Documents” shall mean (i) Letter addressed by the Company to Compañía Naviera Perez Companc S.A., Carlos A. Perez Companc and Petrolera Perez Companc, S.A.M. on April 1, 1968; (ii) Letter addressed to the Company by Compañía Naviera Perez Companc S.A., Alicia Perez Companc, María Carmen Sundblad de Perez Companc, Jorge Gregorio Perez Companc, Carlos A. Perez Companc and Juan Mario Bustos on August 12, 1968; (iii) Joint Venture Agreement (convenio de sociedad accidental) for the exploitation of the Entre Lomas Block by and among the Company, Compañía Naviera Pérez Companc S.A. and Petrolera Perez Companc S.A.M. dated August 12, 1968; (iv) Stockholders´ Agreement between Carlos Perez Companc and the Company dated September 6,1974; (v) Memorandum of Understanding among the Company, Petrolera Perez Companc S.A.M. and Compañia Naviera Perez Companc S.A. dated August 16, 1979, as amended on the same date; (vi) Memorandum of Understanding among Petrolera Perez Companc S.A., Compañia Naviera Perez Companc S.A. and the Company dated January 31,1986; (vii) Accounting Procedure for the Entre Lomas Block effective February 1, 2000; (viii) Memorandum of Understanding among Petrolera Perez Companc S.A., Pecom Energía S.A., Jorge Gregorio Perez-Companc and the Company, dated March 1, 2001; (ix) Letter by the Company to Jorge Gregorio Perez-Companc, María Carmen Sundblad de Perez Companc, Sudacia S.A. and Goyaike S.A., dated August 20, 2002; (x) Letter from María Carmen Sunblad de Pérez Companc and Sudacia S.A. to the Company, dated October 10, 2002; (xi) Letter from the Company to María Carmen Sunblad de Pérez Companc and Sudacia S.A., dated October 22, 2002, (xii) Joint Venture Agreement entered into among the Company, PELSA and PESA on January 26, 2009 for the joint operation and exploitation of the Bajada del Palo Hydrocarbons’ Exploitation Concession; (xiii) Decree No. 1054/2009 issued by the Governor of the Province of Neuquén, approving a certain assignment of interests in connection with the Bajada del Palo Hydrocarbons’ Exploitation Concession; (xiv) Memorandum of Understanding entered into among the Company, PELSA and PESA on April 18, 2007 in connection with a joint bid on the Agua Amarga Exploration Permit and (xv) Joint Venture Agreement entered into among the Company, PELSA and PESA on June 4, 2010 for the joint operation and exploitation of the Agua Amarga Exploration Permit.

“Damages” shall mean damages, costs, fees, expenses, liabilities, penalties or losses of any kind excluding special and punitive damages and consequential damages that were not reasonably foreseeable as of the date hereof.

“Dissenting Shares” shall have the meaning set forth in Section 3.4.

“EDGAR” shall mean the Electronic Data Gathering, Analysis, and Retrieval system maintained by the SEC.

“Effective Time” shall have the meaning set forth in Section 2.3.

“Electronic Data Room” shall mean the electronic dataroom hosted by the Shareholder and known as “Project Black River.”

“Environmental Claim” shall mean any claim, action, cause of action, suit, proceeding, demand or written notice alleging potential liability (including potential liability for costs of investigation or remediation, governmental response costs, property damages, and personal injuries), based on Environmental Law or arising out of or resulting from the use, exposure to, Release, or threatened Release of Hazardous Substances.

“Environmental Laws” shall mean all Laws relating to pollution or protection of the environment, natural resources or (to the extent relating to exposure to Hazardous Substances) human health or safety, including all Laws relating to the use, exposure to, Release, or threatened Release of Hazardous Substances.

“Environmental Permits” shall mean any permit, license, approval or other authorization required under any Environmental Laws.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor, or the value of which is determined in reference thereto.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Existing Confidentiality Agreement” shall have the meaning set forth in Section 6.5(a).

“Expropriatory Act” shall mean any act of confiscation, seizure, nationalization, requisition, sequestration or similar act occurring after the date of this Agreement caused by or on behalf of any Governmental Authority of Argentina or Colombia, as applicable, for any purpose and irrespective of whether it is on just terms or results in any compensation and whether or not made pursuant to or in contemplation of or claiming the authority or force of any Law or Order, which directly or indirectly: (a) deprives or would reasonably be expected to deprive, in any material respect, the Company and its Subsidiaries, taken as a whole, or PELSA and its Subsidiaries, taken as a whole, of, or otherwise adversely affect in any material respect or would reasonably be expected to adversely affect in any material respect, any part of the Company’s or PELSA’s shareholding or direct or indirect ownership interest in the Company Operations or adversely affect in any material respect the economic benefits to be derived therefrom (including dividends or other distributions); (b) deprives or prevents or would reasonably be expected to deprive, in any material respect, the Company and its Subsidiaries, taken as a whole, or PELSA and its Subsidiaries, taken as a whole, or prevent or otherwise adversely affects or would reasonably be expected to otherwise adversely affect in any material respect the exercise by, the Company, PELSA or any of their respective Subsidiaries of rights in or pertaining to the Company’s or PELSA’s ownership interest in the Company Operations; or (c) deprives or would reasonably be expected to deprive the Company Operations of any material part of its fixed and/or current assets, income or revenue. For the purposes of this definition, any series of related measures, whether or not simultaneous or consecutive, undertaken by or on behalf of any Governmental Authority of Argentina or Colombia, as applicable, after the date of this Agreement shall be regarded as one measure if their combined effect constitutes (directly or indirectly) an Expropriatory Act.

“FCPA” shall have the meaning set forth in Section 4.20.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any supranational, United States (federal, state or local), or foreign government, or any political subdivision thereof, or any governmental, regulatory, judicial or administrative authority, agency, board, bureau, commission or similar authority.

“Hazardous Substance” shall mean any substance, material or waste defined or otherwise characterized or regulated under applicable Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulatory effect, including but not limited to, any petroleum or petroleum products, asbestos and asbestos containing materials, and polychlorinated biphenyls.

“Hydrocarbon Agreement” shall mean any Contract with respect to interests or rights relating to Hydrocarbons or revenues derived therefrom, including: exploration and exploitation concessions and licenses; agreements providing for royalties and/or overriding royalties; agreements with respect to bonuses, production payments, net profit interests and other nonworking interests and non-operating interests; Hydrocarbon leases, joint and other operating agreements, production sharing agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds and royalty deeds; Hydrocarbon sales, exchange and processing contracts and agreements; agreements with respect to surface interests, fee interests, reversionary interests, reservations and concessions; and all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing (including, for purposes of this Agreement, any Concession Contract).

“Hydrocarbons” means oil, condensate, gas, casing head gas and other liquid or gaseous hydrocarbons or any combination or constituents thereof, including sulphur and other constituents extracted therefrom.

“Indebtedness” shall mean, with respect to any Person, without duplication: (a) any obligations for borrowed money; (b) any obligations evidenced by bonds, notes, debentures, letters of credit or similar instruments; (c) any obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of securities or similar assets (including “earn-out” payments) and any obligations under any conditional sale, title retention or similar agreements or arrangements with respect to the deferred purchase price of goods or services that are due more than 90 days following entry into such agreements or arrangements; (d) any obligations relating to advance payments for goods or services; (e) any capital lease obligations; (f) any net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative instruments or arrangements; (g) any accrued interest, premiums, penalties, breakages, “make whole amounts” and other obligations relating to the foregoing that would be payable in connection with the repayment of the foregoing; and (h) any obligations to guarantee any of the foregoing types of obligations on behalf of any Person; provided, however, that, with respect to the Company, “Indebtedness” shall not be deemed to include any intercompany Indebtedness owing by the Company to any of its wholly-owned Subsidiaries, by a wholly-owned Subsidiary of the Company to the Company or by one wholly-owned Subsidiary of the Company to another wholly-owned Subsidiary of the Company.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, (i) (A) was an employee of the Company or (B) served on behalf of the Company as an employee of any of the Company’s Subsidiaries and, in each case, is identified by name and title on Section 1.2 of the Company Disclosure Schedule, (ii) was an officer or director, of the Company or (iii) served on behalf of the Company as an officer or director of any of the Company’s Subsidiaries or any of their predecessors in their capacities as such.

“Intervening Circumstance” shall mean any Event that affects, or would reasonably be expected to affect, the business, assets or operations of the Company that is unknown and is not reasonably foreseeable to the Company Board as of the date of this Agreement and becomes known to the Company Board prior to the Approval Time that the Company Board determines in good faith makes it appropriate to consider an Adverse Recommendation Change.

“Intellectual Property Rights” shall mean all intellectual property rights, in any jurisdiction, whether registered or unregistered, including all rights in and to (i) patents, patent applications, invention disclosures and utility models (“Patents”); (ii) trademarks, service marks, logos, trade dress, trade names, corporate names and all other designations of origin (“Trademarks”), together with the goodwill symbolized by any of the foregoing; (iii) copyrights, designs and copyrightable subject matter (“Copyrights”); (iv) rights in computer programs and software (whether in source code, object code, or other form); (v) trade secrets and rights in other confidential information, including rights in ideas, proprietary information, know-how, inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements, proprietary processes, technology, technical data, algorithms, specifications, formulae, models, and methodologies, customer lists and supplier lists, and industrial designs (“Trade Secrets”); (vi) Internet domain names; and (vii) all applications and registrations for the foregoing.

“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission (including a failure to cure circumstances) taken or omitted to be taken on or after the date hereof that the breaching Person intentionally takes (or fails to take) and knows would, or would reasonably be expected to, cause or constitute a material breach of such representation, warranty, agreement or covenant.

“Investments” shall have the meaning set forth in Section 4.2(d).

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean (i) with respect to the Company, the actual knowledge of the individuals set forth on Section 1.1(a) of the Company Disclosure Schedule after due and reasonable inquiry of any other senior executives having responsibility for such matters and (ii) with respect to Parent or Merger Sub, the actual knowledge of the individuals set forth on Section 1.1(a) of the Parent Disclosure Schedule after due and reasonable inquiry of any other senior executives having responsibility for such matters.

“Law” shall mean, with respect to any Person, domestic (federal, state or local), statute, code, ordinance, tribal or foreign law, rule, regulation, Order, writ or award promulgated by any Governmental Authority to which such Person or any of its business or businesses is subject.

“Liabilities” shall have the meaning set forth in Section 2.4.

“License Agreement” shall mean any Contract pursuant to which the Company, PELSA or any of their respective Subsidiaries is granted a license to or right to use or exploit (including by means of a covenant not to sue) Intellectual Property Rights or proprietary rights owned or controlled by third parties.

“Lien” shall mean liens (statutory or other), claims, mortgages, encumbrances, pledges, security interests (including, in respect of shares, depositary receipts for such shares having been issued), easements, hypothecation, rights-of-way, claims, covenants, conditions, restrictions (including transfer restrictions), options, rights of first offer or refusal, third-party rights, limitations on voting rights, encroachments, title defects or charges of any kind or nature whatsoever, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

“Material Adverse Effect” shall mean any (a) change, event, effect, or circumstance (“Event”) that, individually or in the aggregate, would reasonably be expected to prevent or materially affect the ability of the Company to consummate on or prior to the Termination Date the Merger and the other transactions contemplated by this Agreement, (b) Expropriatory Act or (c) Event that, individually or in the aggregate, has resulted, or would reasonably be expected to result, in a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in the case of the foregoing clauses (a) and (c), Events to the extent resulting from the following shall not be taken into account in the determination of whether there has been, or is reasonably expected to be, a Material Adverse Effect: (i) any Events generally affecting the international oil and gas industry or markets; (ii) any Events in general international economic, regulatory or political conditions or the international financial, credit or securities markets in general; (iii) fluctuations in the value of any currency; (iv) any failure of the Company to meet any internal or external projections or forecasts or any estimates of earnings, revenues or other metrics or any changes in the market price or trading volume of the Company Shares after the date hereof; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any Event not otherwise excluded by clauses (i), (ii), (iii), (v), (vi), (vii) or (viii) underlying such a failure or change has resulted in, or contributed to, a Material Adverse Effect; (v) any change in any Law or GAAP (or other interpretation thereof); (vi) the commencement, escalation or worsening of war or armed hostilities or the occurrence of acts of terrorism or sabotage; (vii) the announcement or pendency of this Agreement or any of the transactions contemplated hereby (including any adverse effect resulting from the identity of Parent or any of its Affiliates or other actions taken by them (other than actions taken pursuant to this Agreement or consented to in writing by the Company), including the impact thereof on relationships, contractual or otherwise, with the Company’s, or any of its Subsidiaries’, agents, customers, suppliers, vendors, licensees, licensors, lenders, partners, employees or regulators) and (viii) earthquakes, hurricanes, floods, other natural disasters or acts of God, except in the case of each of clauses (i), (ii), (iii), (v), (vi) and (viii) to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared to other companies in the oil and gas industry in Argentina and Colombia (in which case, the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, is or is reasonably expected to be a Material Adverse Effect).

“Material Company Lease” shall mean any Company Lease (a) which has annual rent obligations in excess of $50,000; (b) for the Company’s offices in Tulsa Oklahoma; (c) for the Company’s offices in Buenos Aires, Argentina; or (d) for the Company’s offices in Bogota, Colombia.

“Memorandum of Association” shall have the meaning set forth in Section 4.1.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Closing” shall have the meaning set forth in Section 2.2.

“Merger Closing Date” shall have the meaning set forth in Section 2.2.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Merger Filing Documents” shall have the meaning set forth in Section 2.3.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NASDAQ” shall mean The NASDAQ Capital Market.

“New York Court” shall have the meaning set forth in Section 9.10.

“Notice of Intervening Circumstance” shall have the meaning set forth in Section 6.5(d)(i).

“Notice of Superior Offer” shall have the meaning set forth in Section 6.5(d)(ii).

“Order” shall mean any decree, order, stipulation, award, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Ordinary Shares” shall mean the ordinary shares of the Company, par value $0.01 per share.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Disclosure Schedule” shall have the meaning set forth in ARTICLE V.

“Parent Information” shall have the meaning set forth in Section 6.2(c).

“Paying Agent” shall have the meaning set forth in Section 3.2(a).

“PELSA” shall mean Petrolera Entre Lomas S.A., an Argentine corporation.

“PELSA Financial Statements” shall mean the audited financial statements of PELSA for the financial years 2011, 2012 and 2013.

“PELSA Interest” shall mean the 47,181,947 total shares of PELSA which include 26,767,820 voting shares of PELSA held directly and indirectly by the Company (including through the Company’s ownership of 95% of Apco Argentina S.A.) and 20,414,127 preferred shares of PELSA held directly by the Company.

“Permitted Liens” shall mean: with respect to properties or assets, (a) any Lien for Taxes, assessments and other governmental charges not yet due or delinquent or due but being contested in good faith and for which adequate accruals or reserves have been established on the latest audited financial statements included in the Company SEC Documents; (b) construction, mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, arising or incurred in the ordinary course of business; provided, that the underlying obligations (i) are not yet due and payable or (ii) if due, are being contested in good faith by appropriate proceeding; and (c) with respect to real properties, (i) any zoning and other land use restrictions not violated by the current improvements or current use in any material respect, (ii) survey exceptions, utility easements, rights of way and similar agreements, easements, covenants, reservations, restrictions and Liens typical for the applicable property type and locality, and (iii)

Liens disclosed on existing title reports or existing surveys copies of which have been made available to Parent; provided, that, in the case of clauses (c)(i), (c)(ii) and (c)(iii), none of the foregoing, individually or in the aggregate, materially impairs current occupancy, materially detracts from the value of, or materially impairs, and is not reasonably expected to, materially impair, the present or continued use and operation of the affected asset (and excluding in all events any Liens securing the payment of money).

“Person” shall mean an individual, a corporation (including a not-for-profit corporation), general or limited partnership, limited liability company, unlimited liability company, joint venture, association, Governmental Authority, unincorporated organization, trust or any other entity of any kind or nature.

“Plan of Merger” shall have the meaning set forth in the Recitals.

“Power of Attorney” shall have the meaning set forth in the Recitals.

“Proceeding” shall have the meaning set forth in Section 4.11.

“Proxy Statement” shall have the meaning set forth in Section 6.2(a).

“Proxy Statement Clearance Date” shall mean the first date on which the SEC (or staff of the SEC) has, orally or in writing, confirmed that (a) it has no further comments on the Proxy Statement, or (b) it does not intend to review the Proxy Statement.

“Record Date” shall have the meaning set forth in Section 6.2(d).

“Register” shall have the meaning set forth in Section 3.1(c).

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata).

“Representatives” shall mean, with respect to any Person, any Subsidiary of such Person and such Person’s and each of its respective Subsidiaries’ directors (in their capacity as such), officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors or representatives.

“Requisite Shareholder Approval” shall have the meaning set forth in Section 4.3(a)

“Restraints” shall have the meaning set forth in Section 7.1(b).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shareholder” shall have the meaning set forth in the Recitals.

“Shareholders’ Meeting” shall have the meaning set forth in Section 6.2(d).

“Subsidiary” of any Person, shall mean any corporation, partnership, joint venture or other legal entity of which such Person (itself or together with any other Subsidiary or Subsidiaries), (i) owns, directly or indirectly, more than fifty percent (50%) of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or (ii) otherwise controls, directly, or indirectly through one or more intermediaries, or both, such corporation or other legal entity.

“Superior Offer” shall mean any bona fide written Acquisition Proposal (except that, for purposes of this definition, the references in the definition of Acquisition Transaction to “15%” shall be replaced by “80%”) that (i) results in equal consideration being paid in respect of each Company Share (regardless of class of Company Share), (ii) is not conditioned on receipt of financing and (iii) is determined in good faith by the Company Board, after consulting with a nationally recognized third party financial advisor and outside legal counsel, to be (A) reasonably capable of being consummated on a timely basis and (B) more favorable to the holders of Company Shares, from a financial point of view, than the Merger, taking into account any changes to the financial and other terms of this Agreement proposed by Parent to the Company pursuant to Section 6.5(d)(ii) and any other factors that the Company Board deems in good faith appropriate; provided that, in the event the Shareholder is entitled to receive at least $15.00 per Company Share (and all other Company Shareholders are entitled to receive an equal or greater amount of consideration per Company Share) pursuant to any proposed changes to the financial and other terms of this Agreement proposed by Parent in writing to the Company pursuant to Section 6.5(d)(ii)), the Company shall consider the changes to the financial and other terms of this Agreement proposed by Parent as though the Shareholder was to receive the same consideration per Company Share as the other Company Shareholders.

“Surviving Company” shall have the meaning set forth in Section 2.1.

“Target Closing Date” shall have the meaning set forth in Section 2.2.

“Tax” shall mean any and all taxes, assessments, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties, additions to tax, additional amounts in respect of the foregoing, and any obligations or payments to any Person with respect to any of the foregoing) imposed by any Governmental Authority or taxing authority including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; customs’ duties, tariffs, and similar charges.

“Tax Return” shall mean any return, declaration, report information statement, claim for refund or other document, including any schedule or attachment thereto filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Termination Fee” shall have the meaning set forth in Section 8.3(a).

“Third Party” shall mean any Person or group other than Parent, Merger Sub and their respective Affiliates.

“Third Party Offeror” shall have the meaning set forth in Section 6.5(d)(ii).

“Total Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Transaction Agreement” shall have the meaning set forth in the Recitals.

“Transaction Agreement Termination Fee” means the Termination Fee (as defined in the Transaction Agreement).

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the Companies Law of the Cayman Islands (2013 Revision) (as amended) (the “Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under the name “Apco Oil and Gas International Inc.” as the surviving company (the “Surviving Company”) and shall continue to be governed by the Laws of the Cayman Islands.

Section 2.2 Merger Closing. The closing of the Merger (the “Merger Closing”) will take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006 (a) at 10:00 a.m., New York City time, on the third Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in ARTICLE VII (other than those conditions that require the delivery of a document or certificate or taking of any other action at the Merger Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver by the appropriate party of all such conditions at the Merger Closing) (such date, the “Target Closing Date”); provided, however, that if the Company is required to file its Quarterly Report on Form 10-Q or Annual Report on Form 10-K (or any amendment to any previously filed Company SEC Document) within 10 days of the Target Closing Date, the Merger Closing shall take place on the first Business Day following the filing of such report or (b) such other time or date as mutually agreed to in writing by the parties hereto. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date.”

Section 2.3 Effective Time. Subject to the provisions of this Agreement, as promptly as reasonably practicable on the Merger Closing Date, the parties shall cause the Merger to be consummated by (a) filing with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) such documents as may be required in accordance with the applicable provisions of the Companies Law or by Law to make the Merger effective, including (but not limited to) (i) the Plan of Merger as referred to in Section 233(3) of the Companies Law and (ii) a declaration by a director of Merger Sub and a director of the Company made in accordance with Section 233(9) of the Companies Law (together, the “Merger Filing Documents”) and (b) making such other filings or recordings and taking such other actions as may be required in accordance with the applicable provisions of the Companies Law or by Law to make the Merger effective hereinafter. The Merger shall become effective on such date and time as the Merger Filing Documents are registered by the Cayman Registrar or at such other date and time as Parent and the Company shall agree and specify in the Merger Filing Documents in accordance with the Companies Law. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Company shall possess all properties (including choses in action), undertakings, goodwill, benefits, immunities rights, privileges, powers and franchises of the Company and Merger Sub, and all of the mortgages, charges, security interests, Contracts, claims, obligations, liabilities, debts, commitments and duties of any kind whatsoever, whether, fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of contract or tort, based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto (“Liabilities”) of the Company and Merger Sub shall become the Liabilities of the Surviving Company.

Section 2.5 Memorandum of Association and Articles of Association of the Surviving Company. Immediately following the Effective Time, the memorandum of association and articles of association of the Surviving Company shall be amended and restated in their entirety by a special resolution of the shareholders of the Surviving Company in accordance with the articles of association of the Surviving Company and the Companies Law. Notwithstanding the foregoing, such amended and restated memorandum of association and articles of association of the Surviving Company shall contain the indemnification provisions as contemplated by Section 6.6.

Section 2.6 Board of Directors. Subject to Law, each of the parties hereto shall take all necessary action to ensure that the board of directors of the Surviving Company effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the memorandum of association and articles of association of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, incapacitation, retirement, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Company.

Section 2.7 Officers. From and after the Effective Time, the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Company, until their respective successors are duly elected or appointed and qualified in accordance with Law or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE III

EFFECT OF THE MERGER ON SHARE CAPITAL;

EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Cancellation of Treasury Shares and Certain Other Company Securities. Each Company Share held by the Company or any Subsidiary of the Company (as treasury shares (if applicable) or otherwise) or held by Parent or Merger Sub, in each case, immediately prior to the Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Conversion of Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 3.1(a) and, except as provided in Section 3.4, the Dissenting Shares) shall be converted into the right to receive $14.50 in cash (such sum, the “Merger Consideration”), without interest. For purposes of this Agreement, “Total Merger Consideration” shall mean the product of (x) the number of Company Shares issued and outstanding (other than shares canceled pursuant to Section 3.1(a) and, except as provided in Section 3.4, the Dissenting Shares) immediately prior to the Effective Time and (y) the Merger Consideration. Each Company Share to be converted into the right to receive the Merger Consideration as provided in the first sentence of this Section 3.1(b) shall, by virtue of the Merger and without any action on the part of the holders thereof, be automatically canceled and shall cease to exist, and the holders of share certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Shares shall cease to have any rights with respect to such Company Shares other than the right to receive, upon surrender of such Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.3) or Book-Entry Shares in accordance with Section 3.2, the Merger Consideration, without interest thereon, for each such Company Share held by them.

(c) Conversion of Merger Sub Share Capital. Each share, par value of $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) newly and validly issued, fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Company and constitute the only outstanding share of the Surviving Company and the register of members of the Surviving Company (“Register”) shall promptly be updated to reflect such conversion.

Section 3.2 Exchange of Certificates.

(a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company, which bank or trust company shall be reasonably acceptable to the Company (the “Paying Agent”), it being agreed by the parties that Computershare Trust Company, N.A., Bank of New York Mellon, HSBC or Deutsche Bank is acceptable, for the payment of the Merger Consideration as provided in

Section 3.1(b). Parent shall pay all costs, fees and expenses incurred in connection with the retention and engagement of the Paying Agent. Immediately prior to the filing of the Merger Filing Documents with the Cayman Registrar, Parent shall deposit, or cause to be deposited with the Paying Agent, for the benefit of the holders of Company Shares outstanding immediately prior to the Effective Time (other than holders of shares to be canceled pursuant to Section 3.1(a) and, except as provided in Section 3.4, the Dissenting Shares) cash constituting an amount equal to the Total Merger Consideration (such Total Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Shares from and after the Effective Time and (ii) applied promptly to making the payments pursuant to Section 3.1(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1.

(b) As promptly as practicable following the Effective Time and in any event not later than the fifth (5th) Business Day thereafter, the Surviving Company shall cause the Paying Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Shares that immediately prior to the Effective Time represented outstanding Company Shares (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and which shall be in the form (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares) and have such other provisions as Parent may reasonably specify (subject to the Company’s approval (such approval not to be unreasonably withheld, delayed or conditioned)) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

(c) Surrender Procedures.

(i) Certificates. Upon the later of the Effective Time and surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, Parent shall cause the Paying Agent to pay in exchange therefor as promptly as practicable, the Merger Consideration pursuant to the provisions of this ARTICLE III, and the Certificates surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Shares that is not registered in the register of members of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) and the Person requesting such payment shall pay, or cause to be paid, any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Except with respect to Dissenting Shares, until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger

Consideration into which the Company Shares theretofore represented by such Certificate have been converted pursuant to Section 3.1(b). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this ARTICLE III. In lieu thereof, each holder of record of Book-Entry Shares whose Company Shares were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time (or, at any later time at which such Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share, the Merger Consideration.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by the applicable former shareholders of the Company six (6) months after the Effective Time shall be delivered to the Surviving Company or Parent (as directed by Parent), upon demand, and any such shareholders prior to the Merger who have not theretofore complied with this ARTICLE III shall thereafter look only to the Parent or the Surviving Company (as applicable) for payment of their claims for Merger Consideration in respect thereof, and Parent or the Surviving Company (as applicable) shall be responsible for the payment of such amounts.

(e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Company or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by Law, become the property of the Surviving Company, and any holder of such Certificate who has not theretofore complied with this ARTICLE III with respect thereto shall thereafter look only to the Surviving Company for payment of its claim for Merger Consideration in respect thereof (if any).

(f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Company; provided, that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this ARTICLE III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Shares in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to the Surviving Company or Parent, as directed by Parent.

Section 3.3 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such customary and reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this ARTICLE III.

Section 3.4 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, Company Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to appraisal rights under Section 238 of the Companies Law, and who has delivered to the Company a written objection to the Merger pursuant to Section 238 of the Companies Law (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as provided in Section 3.1(b) but instead the holders of such Dissenting Shares shall be entitled only to such rights as are granted by the Companies Law. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 238 of the Companies Law. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his or her rights under Section 238 of the Companies Law or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Companies Law, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 238 of the Companies Law shall cease and such shares shall no longer be considered Dissenting Shares for purposes hereof and such holder’s Company Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, as provided in Section 3.1(b). The Company shall give Parent (A) prompt notice of any demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Law that are received by the Company relating to the Company shareholders’ rights of dissention, and (B) the opportunity to the extent permitted by Law to participate in all negotiations and proceedings with respect to demand for determining the fair value of the Dissenting Shares under the Companies Law. Except with the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not voluntarily make any payment with respect to or any demands for appraisal and shall not settle or offer to settle any such demands.

Section 3.5 Withholdings. Parent, the Company, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration, and any amounts otherwise payable pursuant to this Agreement to any holder of Company Shares, if any, such amounts as Parent, the Company, the Surviving Company or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Company, the Surviving Company or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Company, the Surviving Company or the Paying Agent.

Section 3.6 Transfers; No Further Ownership Rights. At the Effective Time, the Register of the Company shall be closed, and from and after the Effective Time, there shall be no further registration of transfers of the Company Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of the Company Shares immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares (other than the right to receive the Merger Consideration attributable to such Company Shares in accordance with the terms of this Agreement), except as otherwise provided herein or by Law. If Certificates are presented to the Surviving Company or Parent for transfer following the Effective Time, they shall be canceled against delivery of the Merger Consideration, as provided for in Section 3.1(b), for each Company Share formerly represented by such Certificates. All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.

Section 3.7 Change in Shares. If between the date of this Agreement and the Effective Time any outstanding Company Shares shall have been changed into a different number of shares or a different class, solely by reason of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Merger Consideration shall be correspondingly adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action; provided, that nothing in this Section 3.7 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company SEC Documents filed and publicly available after March 10, 2011 but prior to the date hereof (but excluding any forward-looking disclosures set forth in any risk factor section, any disclosure in any section relating to forward-looking statements and any other disclosures included in any such form, report, schedule, statement or other document to the extent they are predictive or forward-looking in nature) (provided that in no event shall any disclosure in such Company SEC Documents qualify or limit the representations and warranties in Section 4.1, Section 4.2 or Section 4.3) (ii) the corresponding section of the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and each other representation and warranty set forth in this ARTICLE IV solely to the extent that it is reasonably apparent on its face that such information is relevant to such other representation and warranty), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Each of the Company, PELSA and each of their respective Subsidiaries is a corporation or legal entity duly incorporated, organized or formed, validly existing and (to the extent applicable) in good standing, under the Laws of its jurisdiction of incorporation, organization or formation. Each of the Company, PELSA and each of their respective Subsidiaries has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted. Each of the Company, PELSA and each of their respective Subsidiaries is duly qualified or licensed as a foreign entity to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so licensed, qualified or in good standing has not had, individually or in the aggregate, a Material Adverse Effect. The copies of (a) the Memorandum of Association of the Company (the “Memorandum of Association”) and Articles of Association of the Company (the “Articles of Association”), in each case, as most recently filed with the Company SEC Documents and (b) the Register, register of directors and officers, register of mortgages and charges and minute books are, in each case, complete and correct copies of such documents.

Section 4.2 Capitalization; Subsidiaries.

(a) As of the date hereof, the authorized share capital of the Company is $600,000.00 and consists of 60,000,000 shares with a par value of $0.01. As of September 30, 2014, (i) 9,139,650 Ordinary Shares were issued and outstanding, (ii) 20,301,592 Class A Shares were issued or outstanding and (iii) no shares were held in treasury. No share capital of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such shares or securities were issued, reserved for issuance or outstanding. All outstanding shares in the capital of the Company are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(b) There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of its Subsidiaries or, to the Knowledge of the Company, PELSA or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or, to the Knowledge of the Company, PELSA or any of its Subsidiaries is bound obligating the Company, PELSA or any of their respective Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company, PELSA or any of their respective Subsidiaries or obligating the Company, PELSA or any of their respective Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract. Except for the Power of Attorney and as otherwise set forth in Section 4.2(a), there are no outstanding contractual obligations of the Company or any of its Subsidiaries or, to the Knowledge of the Company, PELSA or any of its Subsidiaries affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of any Equity Interests in the Company, PELSA or any of their respective Subsidiaries. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, since the close of business on September 30, 2014, the Company has not issued any of its shares, or securities convertible into or exchangeable for such shares or any other Equity Interests in the Company as of such date. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company Shareholders may vote.

(c)

(i) Each outstanding share of capital stock of, or other Equity Interests in, each Subsidiary of the Company and PELSA and each Subsidiary of PELSA (A) is (to the extent such concept is applicable) duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights, and (B) is owned, directly or indirectly, free and clear of all Liens, by the Company (or in the case of a Subsidiary of PELSA, PELSA) or such other Person listed in Section 4.2(c)(i) of the Company Disclosure Schedule as owning such share. The PELSA Interest is duly recorded in the Stock Registry Book of PELSA in accordance with Law. Section 4.2(c)(i) of the Company Disclosure Schedule contains a correct and complete list as of the date of this Agreement of all the Subsidiaries of the Company, PELSA and all of the Subsidiaries of PELSA (including their names and jurisdictions of organization), the ownership interest of the Company in each of its Subsidiaries, and the ownership interest of any other Person or Persons in each Subsidiary of the Company or PELSA or any Subsidiary of PELSA.

(ii) Immediately following the Effective Time, Parent or its Subsidiaries will have good title to the PELSA Interests and the outstanding shares of capital stock or other Equity Interests of the Subsidiaries of the Company free and clear of any Liens. The Company has made available to Parent complete and correct copies of the charter and bylaws (or similar organizational documents) of each Subsidiary of the Company and PELSA and each Subsidiary of PELSA (including, for the avoidance of any doubt, the Core PELSA Documents, as amended to date), each as in full force and effect as of the date hereof. Other than the organizational documents and the Core PELSA Documents made available to Parent pursuant to the foregoing sentence, there are no Contracts, arrangements or understandings which regulate the relationship between the shareholders of any Subsidiary of the Company or PELSA or any Subsidiary of PELSA or the governance of any Subsidiary of the Company or PELSA or any Subsidiary of PELSA.

(d) Section 4.2(d) of the Company Disclosure Schedule sets forth the name, jurisdiction of organization and the Company’s or any of its Subsidiaries’ or, to the Knowledge of the Company and as of the date hereof, PELSA’s or any of its Subsidiaries’ percentage ownership of any and all Persons in which the Company, PELSA or any of their respective Subsidiaries owns, or has the right or obligation to acquire, any Equity Interests (other than any Subsidiary of the Company or PELSA) (collectively, the “Investments”). All of the Investments are owned by the Company or one of its Subsidiaries or PELSA or one of its Subsidiaries. All Investments owned by the Company or its Subsidiaries are owned free and clear of all Liens. To the Knowledge of the Company, all of the Investments owned by PELSA or its Subsidiaries are owned free and clear of all Liens. As of the date of this Agreement, except for the capital stock or other Equity Interests of the Subsidiaries of the Company and PELSA, as applicable, and the Investments, neither the Company nor, to the Knowledge of the Company, PELSA, directly or indirectly, owns any capital stock or other voting or equity securities or interests in any Person.

(e) None of the Company, PELSA or any of their respective Subsidiaries has entered into any commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person. Except for the Power of Attorney, there are no shareholder agreements, voting trusts, proxies or other agreements or understandings to which the Company,

PELSA or any of their respective Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of the Company, PELSA or any of their Subsidiaries or any Investment.

Section 4.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, and thereby, subject solely in the case of the Merger to obtaining, at the Shareholder Meeting, the affirmative vote of the holders of two-thirds of the Company Shares attending and voting at the Shareholders’ Meeting or a unanimous written resolution of the shareholders of the Company (the “Requisite Shareholder Approval”) in favor of the adoption of the Plan of Merger and the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Merger (other than, with respect to the consummation of the Merger, the receipt of the Requisite Shareholder Approval, as well as the filing of the Merger Filing Documents with the Cayman Registrar). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, winding up, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and subject to general equitable principles).

(b) On or prior to the date hereof, the Company Board, by resolutions adopted at a meeting duly called and held, has, subject to the terms and conditions of this Agreement, unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company Shareholders, (ii) approved this Agreement, (iii) approved the Merger and the other transactions contemplated by this Agreement and (iv) subject to the terms and conditions of Section 6.2 and Section 6.5, resolved to recommend that the Company Shareholders approve the adoption of this Agreement (the “Company Board Recommendation”) and directed that such matter be submitted for the consideration of the shareholders of the Company at the Shareholders’ Meeting, which resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.4 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement or the Company’s performance of its obligations hereunder will (i) subject to, in the case of the Merger, obtaining the Requisite Shareholder Approval, conflict with or violate the Memorandum of Association or Articles of Association or the charter or bylaws (or similar organizational documents) of any of the Company’s Subsidiaries, PELSA or any of PELSA’s Subsidiaries (ii) violate the Companies Law, (iii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Section 4.4(b) have been obtained or made and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iv) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to any of the Core PELSA Documents any Company Material Contract, other than, in the case of clauses (iii) and (iv), any such conflict, violation, breach, default, right of termination, amendment, acceleration, cancellation or Lien that has not had, individually or in the aggregate, a Material Adverse Effect.

(b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s performance of its obligations hereunder will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Merger Filing Documents with the Cayman Registrar and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iii) any filings required under the rules of NASDAQ and (iv) such other consents, approvals, authorizations, waivers or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, has not had, individually or in the aggregate, a Material Adverse Effect.

(c) There is no secured Indebtedness of the Company outstanding that would give rise to a consent right of a secured creditor under the Companies Law.

Section 4.5 Permits and Licenses. The Company, PELSA and each of their respective Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company, PELSA and their respective Subsidiaries to carry on their respective businesses as they are now being conducted in all material respects (the “Company Permits”), except where the failure to hold such Company Permits would not, and would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company or its Subsidiaries or otherwise interfere in any material respect with the conduct of their respective businesses as currently conducted. All such Company Permits are, in all material respects, in full force and effect and none of the Company, PELSA or any of their respective Subsidiaries is in material default or violation of any such Company Permit. None of the Company or any of its Subsidiaries has received any written notice since March 10, 2011 from any Governmental Authority threatening to suspend, revoke, withdraw, modify in any adverse respect or limit any such Company Permit. To the Knowledge of the Company, there are no circumstances or conditions (including entry into this Agreement) providing grounds for any suspension, revocation, withdrawal, adverse modification or limitation on any Company Permit. Neither the execution nor performance of this Agreement will result in the Company or any of is Subsidiaries losing the benefit of any Company Permit which it possessed immediately prior to execution of this Agreement, except any loss of benefit that would not, and would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company or its Subsidiaries or otherwise interfere in any material respect with the conduct of their respective businesses as currently conducted.

Section 4.6 Compliance with Laws. Except for instances of non-compliance, default or violation that have not had, individually or in the aggregate, a Material Adverse Effect, (i) the Company, PELSA and each of their respective Subsidiaries has been since March 10, 2011 and is in compliance with, and has not received written notice of any default or violation of, any Laws applicable to the Company, PELSA or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound or affected and (ii) the Company is in compliance in all respects with the applicable listing, corporate governance and other rules and regulations of NASDAQ.

Section 4.7 Company SEC Documents; Financial Statements.

(a) Since March 10, 2011, the Company has filed with the SEC all forms, documents and reports required under the Exchange Act or the Securities Act to be filed or furnished prior to the date of this Agreement by the Company with the SEC (the forms, documents, and reports filed with the SEC, including any amendments thereto since the date of their filing, the “Company SEC Documents”). As of their respective filing dates, or, if amended, superseded or restated after the date of filing, as of the date of the last such amendment or applicable subsequent filing, the Company SEC Documents (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made not misleading. The Company has made available to Parent (via EDGAR or otherwise) copies of all comment letters and other material correspondence received by the Company from the SEC since March 10, 2011 and relating to the Company SEC Documents, together with all written responses of the Company thereto. No executive officer of the Company or any of its Subsidiaries has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 with respect to any Company SEC Documents. As of the date of this Agreement, to the Knowledge of the Company, there are no outstanding or unresolved comments in such comment letters received by the Company from the SEC. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC. None of the Company’s Subsidiaries is, or since March 10, 2011 has been, required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material in amounts or significance and the absence of notes) in conformity with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Since March 10, 2011, (i) none of the Company, PELSA or any of their respective Subsidiaries nor any director or officer nor, to the Knowledge of the Company, any auditor or accountant of the Company, PELSA or any of their respective Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, PELSA or any of their respective Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company, PELSA or any of their respective Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company, PELSA or any of their respective Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, PELSA or any of their respective Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof.

(d) The PELSA Financial Statements fairly present in all material respects the financial condition and results of operations of PELSA and its Subsidiaries as of the date thereof and for the period indicated therein, all in accordance with GAAP.

(e) No change has been made to the accounting policies or to any other accounting treatment of the Company, PELSA or any of their respective Subsidiaries, for at least three (3) years prior to the date hereof other than as required by GAAP, the Exchange Act or Law.

(f) The accounting and other records of the Company, PELSA and each of their respective Subsidiaries have been prepared and maintained in all material respects in a manner adequate for preparing audited financial statements in accordance with GAAP.

Section 4.8 Disclosure Controls and Procedures; Internal Controls over Financial Reporting. The Company (a) has established and maintains internal controls over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (b) has disclosed, based on its most recent evaluation by its chief executive officer and chief financial officer, prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies or material weakness in the design or operation of internal controls over financial reporting (as such terms are defined in paragraph (f) of Rule 13a-15 promulgated under the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. As and to the extent described in the Company SEC Documents, the Company and the Subsidiaries of the Company have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.

Section 4.9 Absence of Certain Changes or Events. Between December 31, 2013 and the date hereof, there has not been any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Between such date and the date hereof, each of the Company, PELSA and each of their respective Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice, and none of the Company or any of its Subsidiaries has taken any action that if taken after the date of this Agreement would constitute a violation of Section 6.1(a), (b), (c), (h), (j), (l), (q), (r), (s) or (u) or with respect to any of the foregoing, (z).

Section 4.10 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s financial statements or the notes thereto included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2013 which, individually or in the aggregate, have not had a Material Adverse Effect, (c) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (d) for liabilities under the terms of any Contracts (excluding any liabilities arising from breaches or defaults of any such Contracts) binding on the Company, PELSA or any of their respective Subsidiaries, none of the Company, PELSA or any of their respective Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether due or to become due, that are required by GAAP or IFRS, as applicable, to be reflected or reserved against on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries or on an audited balance sheet of PELSA or any of its Subsidiaries.

Section 4.11 Absence of Litigation. As of the date hereof, there is no claim, suit, action, litigation, arbitration, mediation, proceeding or investigation (each, a “Proceeding”) pending against the Company, PELSA or any of their respective Subsidiaries or, to the Knowledge of the Company, threatened against the Company, PELSA or any of their respective Subsidiaries that is, or would reasonably be expected to become, material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, there are no Proceedings pending against the Company, PELSA or any of their respective Subsidiaries or, to the Knowledge of the Company, threatened against the Company, PELSA or any of their respective Subsidiaries challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby. To the Knowledge of the Company, (x) no officer or director of the Company, PELSA or any of their respective Subsidiaries is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company, PELSA or any of their respective Subsidiaries, and (y) no such Proceeding is threatened in writing, in either case that is, or would reasonably be expected to become, material to the Company and its Subsidiaries, taken as a whole.

Section 4.12 Environmental Matters. Except as would not be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, (a) each of the

Company, PELSA and their respective Subsidiaries has been and is in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by such entities of all Environmental Permits necessary to conduct the operations of the Company, PELSA and their respective Subsidiaries, and compliance with the terms and conditions thereof); (b) there is no Environmental Claim pending against the Company, PELSA or any of their respective Subsidiaries or, to the Knowledge of the Company, threatened against the Company, PELSA or any of their respective Subsidiaries; (c) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, PELSA or any of its Subsidiaries has caused or knowingly permitted or is responsible or liable for any Releases of Hazardous Substances, whether or not on, at, in or underneath any property currently owned or leased by the Company or any of its Subsidiaries or, to the Knowledge of the Company, PELSA or any of its Subsidiaries, or any investigation or remediation relating thereto; (d) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, PELSA or any of its Subsidiaries has entered into any Contract, undertaking, warranty or indemnity to assume actual or contingent liability for any environmental matters for which it would not otherwise be liable; and (e) the Company has delivered to, or has otherwise made available for inspection by the Parent or Merger Sub, all material non-privileged investigation reports, studies, test results or similar documents in the possession, control or custody of the Company or any Subsidiary of the Company or PELSA or any of its Subsidiaries related to environmental matters or (to the extent relating to exposure to Hazardous Substances) human health or safety matters.

Section 4.13 Employee Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Schedule contains an accurate and complete list of each material Company Benefit Plan. The Company has made available to Parent prior to the date hereof copies of the following with respect to each material Company Benefit Plan: (i) the most recent Company Benefit Plan document and all amendments and exhibits thereto; (ii) the most recent annual report on Form 5500 or similar report filed with respect to each Company Benefit Plan (if required by Law), and any exhibits thereto, and the most recent actuarial report in respect of any Company Benefit Plan that is a single employer pension plan subject to Title IV of ERISA; (iii) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required by Law and all related summaries of material modifications; (iv) the most recent IRS determination, notification, or opinion letter (or similar document required by Law), if any, received with respect to each applicable Company Benefit Plan; and (v) each trust agreement, insurance Contract, annuity Contract, or other funding arrangement in effect as of the date hereof and relating to any Company Benefit Plan.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Benefit Plan has been established, operated, funded (where required), registered (where required), qualified and administered in accordance with its terms and Law, including ERISA, the Code and any relevant foreign Laws and regulations. All material contributions, premiums and other payments required to be made by the Company or its Subsidiaries with respect to each Company Benefit Plan have been made on or before their due dates under Law and the terms of such Company Benefit Plan or, to the extent not required to be made or paid on or prior to the date hereof, have been fully reflected on the Company’s financial statements in accordance with GAAP. There are no pending or, to the

Knowledge of the Company, threatened investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits in the ordinary course) against or involving any Company Benefit Plan, or the assets, fiduciaries or administrators thereof (other than routine claims for benefits), or asserting any rights to or claims for benefits under any Company Benefit Plan that is, or would reasonably be expected to become, material to the Company and its Subsidiaries, taken as a whole. With respect to each Company Benefit Plan, no material Lien or penalty imposed under the Code, ERISA or any foreign Law exists.

(c) Except as set forth in Section 4.13(c) of the Company Disclosure Schedule, (i) neither the Company, any Subsidiary of the Company nor any Company ERISA Affiliate, maintains, participates in, contributes to or has any material liability (contingent or otherwise) with respect, or has within the past six years sponsored, maintained, participated or contributed to, to any plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) no Company Benefit Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither the Company nor any Company ERISA Affiliate has contributed to within the past six years or has liability (contingent or otherwise) in respect of any such multiple employer plan or Multiemployer Plan, (iii) neither the Company nor any Company ERISA Affiliate has incurred or reasonably expects to incur, either directly or indirectly, any material liability under Title IV of ERISA, or related provisions of the Code or foreign Law or regulations relating to employee benefit plans and (iv) no Company Benefit Plan that is subject to or governed by the Laws of any jurisdiction other than the United States is a defined benefit plan.

(d) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification under the Code, and, to the Knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to result in such Company Benefit Plan ceasing to qualify.

(e) No Company Benefit Plan provides post-termination health and welfare benefits, and neither the Company nor any of its Subsidiaries has any obligation to provide any post-termination health and welfare benefits, in each case, other than health care continuation as required by Section 4980B of the Code, ERISA or similar Law of any state or foreign jurisdiction and at no expense to the Company and its Subsidiaries.

(f) Neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent events) (i) constitute an event under any Company Benefit Plan or any trust or loan related to any of those plans or agreements that will result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in the amount or value of, or any payment or benefits or obligation to fund benefits with respect to any Person or (ii) result in any “parachute payment” under Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered). Except as set forth in Section 4.13(f) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries has the obligation to indemnify, hold harmless or gross-up any individual with respect to any Tax, penalty or interest under Section 280G or 409A of the Code.

(g) Neither the Company nor any Subsidiary of the Company maintains any plan, program or arrangement or is a party to any Contract that provides any material benefits or provides for material payments to any Person in, based on or measured by the value of, any equity security of, or interest in, the Company or any Subsidiary of the Company.

(h) Parent will not incur any liability with respect to the Company Benefit Plans sponsored or maintained by Shareholder and its Affiliates (excluding the Company and its Subsidiaries).

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a list of all (i) issued Patents and Patent applications, (ii) Trademark registrations and applications, (iii) Copyright applications and registrations, and (iv) Internet domain names, in each case, owned or filed by or held in the name of the Company or any of its Subsidiaries (“Company Registered IP”); indicating with respect to all items listed in items (i) through (iii), where applicable, the jurisdiction in which each of the items of Company Registered IP has been applied for, filed, issued or registered, the application/registration number and the current owner of record. The Company Registered IP listed in Section 4.14(a) of the Company Disclosure Schedule and, to the Knowledge of the Company, the other Company Registered IP is in effect, valid, enforceable and subsisting and the Company and its Subsidiaries have otherwise complied with and are in compliance with all Laws (including payment of all applicable fees) with respect to any Company Registered IP except for any non-compliance that has not had, individually or in the aggregate, a Material Adverse Effect. The Company or one of its Subsidiaries, as indicated, exclusively owns all right, title and interest in, to and under the items listed in Section 4.14(a) of the Company Disclosure Schedule.

(b) Except as would not, and would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company or its Subsidiaries or otherwise interfere in any material respect with the conduct of their respective businesses as currently conducted, each of the Company and its Subsidiaries, collectively, and PELSA and its Subsidiaries, collectively, own or have the valid right or license to use and exploit all Company Registered IP and all other material Intellectual Property Rights used, held for use or exploited in its business, in each case, free and clear of any Liens other than Permitted Liens.

(c) To the Knowledge of the Company, (i) no Company Owned IP is being infringed, misappropriated or otherwise violated by any third party and (ii) neither the Company nor any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property Rights of any third party, in each case with respect to clauses (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to result in a material liability for the Company or any of its Subsidiaries. Since March 10, 2011, none of the Company, PELSA or any of their respective Subsidiaries has received notice of any claim alleging that the Company, PELSA or any of their respective Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property Rights or moral rights owned by any third party and there are no claims against the Company, PELSA or any of their respective Subsidiaries presently pending, or, to the Knowledge of the Company, threatened, alleging infringement, misappropriation or other violation of any third-party Intellectual Property Rights. There is no pending, or to the Knowledge of the Company, threatened Proceeding concerning the validity, enforceability or ownership of Company Owned IP. None of the Company Owned IP is subject to any outstanding Order that restricts, in any way its use, distribution, transfer, licensing or other exploitation by the Company, PELSA or any their respective Subsidiaries.

(d) Except as has not had a Material Adverse Effect, the Company, PELSA and their respective Subsidiaries have taken reasonable steps to protect, preserve and maintain the secrecy and confidentiality of the Trade Secrets (i) included in Company Owned IP and (ii) of their customers, licensors or business partners.

Section 4.15 Taxes.

(a) All material Tax Returns required by Law to be filed with any taxing authority by, or on behalf of, the Company, PELSA or any of their respective Subsidiaries have been duly filed when due (including any applicable extensions) in accordance with all Laws, and such Tax Returns are true and complete in all material respects.

(b) The Company, PELSA and each their respective Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate taxing authority all material amounts of Taxes due and payable or required by Law to be withheld and remitted, or where payment is not yet due or is being contested in good faith pursuant to appropriate procedures, has established an adequate accrual in accordance with GAAP that is reflected in the most recent financial statements.

(c) There are no material Liens for Taxes upon any property or assets of the Company, PELSA or any of their respective Subsidiaries except for Permitted Liens.

(d) There is no Proceeding pending or, to the Knowledge of the Company, threatened against or with respect to the Company, PELSA or any of their respective Subsidiaries in respect of any Tax. No extension or waiver of any statute of limitations in respect of any Tax Returns of the Company, PELSA or any of their respective Subsidiaries is currently in effect.

(e) None of the Company, PELSA or any of their respective Subsidiaries has participated in a “prohibited tax shelter transaction” as defined for purposes of Section 4965(e) of the Code.

(f) None of the Company, PELSA or any of their respective Subsidiaries (i) has been a member of an Affiliated Group (other than a group of which the Company or such entity is or was the parent), (ii) is a party to any Tax sharing, allocation, indemnification or similar agreement (other than any such agreement exclusively between or among the Company and any of its Subsidiaries or any credit or other commercial agreement the primary purpose of which does not relate to Taxes), (iii) has any liability (including any contingent liability) for any material Taxes (or any material amount calculated with reference to any portion of a Tax) of any Person other than any such Company or its Subsidiaries, including under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as transferee or successor, by Contract, intercompany agreement or otherwise (other than by reason of any credit or other commercial agreement the primary purpose of which does not relate to Taxes), or (iv) has any material liability (including any contingent liability) for any Tax or any portion of a Tax of a former Subsidiary of the Company, PELSA or any of their respective or former Subsidiaries that has been liquidated, dissolved or merged out of existence.

(g) Each of the Company, PELSA and their respective Subsidiaries is and has at all times been a resident for Tax purposes solely in its country of incorporation. Within the last five years, no written claim has been made by any taxing authority in any jurisdiction where the Company, PELSA or any of their respective Subsidiaries does not file Tax Returns that it or such Person is, or may be, subject to Tax by that jurisdiction. Within the last five years, none of the Company, PELSA or any of their respective Subsidiaries has conducted a business through a permanent establishment in a country other than the country in which such Person is resident for Tax purposes.

(h) No ruling by or arrangement with any taxing authority applies to the Company, PELSA or any of their respective Subsidiaries. None of the Company, PELSA or any of their respective Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for a taxable period (or portion thereof) beginning after the Merger Closing Date as a result of: (i) a change in method of accounting for a taxable period ending on or prior to the Merger Closing Date; (ii) a “closing agreement” as described in Section 7121 of the Code or any corresponding or similar provision of state, local or foreign income Tax law, a gain recognition agreement, Tax holiday, Tax exemption, or other agreement with a taxing authority executed on or prior to the Merger Closing Date; (iii) an installment sale or open transaction disposition made on or prior to the Merger Closing Date; or (iv) a prepaid amount received on or prior to the Merger Closing Date.

(i) There was no agreement, understanding or arrangement (as such terms are defined in Treasury Regulations Section 1.355-7(h)(1)) regarding the Merger or a similar acquisition (as such term is defined in Treasury Regulations Section 1.355-7(h)(12)) on October 26, 2011, and there was no agreement, understanding, arrangement, or substantial negotiations (as such terms are defined in Treasury Regulations Section 1.355-7(h)(1)) regarding the Merger or a similar acquisition (as such term is defined in Treasury Regulations Section 1.355-7(h)(12)) within one year after October 26, 2011 as set forth in Treasury Regulations Section 1.355-7(d)(3).

Section 4.16 Material Contracts.

(a) Section 4.16 of the Company Disclosure Schedule sets forth a correct and complete list, as of the date of this Agreement, of each Company Material Contract. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party that:

(i) constitutes a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act);

(ii) creates (or governs the operation of) a joint venture, alliance or partnership that is material to the Company and its Subsidiaries, taken as a whole;

(iii) is a stock purchase agreement, merger agreement, asset purchase agreement or other similar agreement (A) entered into after March 10, 2011 pursuant to which the Company or any of its Subsidiaries has made or which sets forth agreements, arrangements or understandings (including exclusivity agreements, non-binding agreements or agreements in principle) relating to a material acquisition or disposition or (B) pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations;

(iv) is a Contract or form of Contract (A) with a supplier to the Company or any of its Subsidiaries of components or materials for use in the products of the Company or any of its Subsidiaries, (B) that is a contract manufacturing agreement or (C) that is a contract for the lease of equipment, and, in each case, such Contract, including any purchase orders under any such form of Contract, involves payments by the Company or any of its Subsidiaries or other consideration between the parties with a value in excess of $250,000 per year;

(v) relates to (A) Indebtedness having an outstanding principal amount (or equivalent) in excess of $250,000 or (B) conditional sale arrangements, the sale, securitization or servicing of loans or loan portfolios, in each case in connection with which the aggregate actual or contingent obligations of the Company or any of its Subsidiaries under such contract are greater than $250,000;

(vi) obligates the Company or any of its Subsidiaries to provide indemnification or a guarantee that would reasonably be expected to result in payments in excess of $250,000;

(vii) constitutes (A) a License Agreement (other than with respect to software licenses for off-the-shelf, commercially available software with a license fee of less than $250,000 annually); or (B) a Contract pursuant to which the Company or any of its Subsidiaries grants a license under or right to use or exploit (including by means of a covenant not to sue) any Company Owned IP;

(viii) prohibits the Company or any of its Subsidiaries (or which, following the consummation of the Merger, could restrict the ability of the Surviving Company or any of its Affiliates ) from (A) engaging or competing in any material line of business, in any geographical location or with any Person or (B) selling any products or services of or to any other Person or in any geographic region;

(ix) involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of the Company or any of its Subsidiaries;

(x) is a Material Company Lease;

(xi) is a Contract which requires or is reasonably likely to require, or pursuant to which will be made, in the aggregate either (A) annual payments or other consideration from third parties to the Company or any of its Subsidiaries with a value of at least $250,000 in the aggregate or (B) annual payments or other consideration from the Company or any of its Subsidiaries with a value of at least $250,000 in the aggregate;

(xii) contains any covenant granting “most favored nation” status that, following the consummation of the Merger, would restrict actions taken by Parent, the Surviving Company or their respective Subsidiaries or Affiliates (including PELSA and its Affiliates);

(xiii) contains a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of any other Person;

(xiv) is a collective bargaining agreement;

(xv) is a settlement or conciliation agreement with any Governmental Authority or which would require the Company or any of its Subsidiaries to pay consideration of more than $250,000;

(xvi) is with a Governmental Authority and would reasonably be expected to result in payments in excess of $250,000 in the aggregate; or

(xvii) is a Hydrocarbon Agreement.

(b) None of the Company or any of its Subsidiaries is in breach of or default under the terms of any Company Material Contract where such breach or default has had, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had, individually or in the aggregate, a Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or the relevant Subsidiary party thereto, as applicable, and, to the Knowledge of the Company, is in full force and effect, except as has not had, individually or in the aggregate, a Material Adverse Effect; provided, however, that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and subject to general equitable principles. None of the Company or any of its Subsidiaries has received any written claim of default under any provision of Company Material Contract. None of the Company or any of its Subsidiaries has received any written notice from any other party to any Company Material Contract, and otherwise has no Knowledge, that such third party intends to terminate or not renew any Company Material Contract, or is seeking renegotiation thereof or substitute performance thereunder. None of the Company or any of its Subsidiaries has assigned in any manner, in whole or in part, any of its rights or obligations under or in respect of any Company Material Contract to any other Person. Complete and correct copies of all Company Material Contracts, including any assignments or amendments in respect thereof, have been made available to Parent by the Company in the Electronic Data Room.

Section 4.17 Real Property.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 4.17(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a list of the Company Leases, including a street address or other description of the premises leased, use, and the Company or its Subsidiary that leases the same. Copies of all Company Leases (including all modifications, amendments, supplements, waivers and side letters thereto) have been made available to Parent. Except as has not had, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has a good and valid leasehold interest in each Material Company Lease, free and clear of all Liens (other than Permitted Liens), and each Material Company Lease is in full force and effect and is the valid and binding obligation of each party thereto in accordance with its terms. None of the Company or any of its Subsidiaries has received any written notice of any material event of default under any of the Material Company Leases, nor to the Knowledge of the Company is there any condition or event which, with notice or lapse of time or both, would constitute a material default under a Material Company Lease.

(c) Except as has not had, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries owns or leases all of the material tangible personal property shown to be owned or leased by the Company or any of its Subsidiaries reflected in the latest audited financial statements included in the Company SEC Documents or acquired after the date thereof, free and clear of all Liens (other than Permitted Liens), except to the extent disposed of in the ordinary course of business consistent with past practice since the date of the latest audited financial statements included in the Company SEC Documents.

Section 4.18 Labor Matters. Except as set forth in Section 4.16(a)(xiv) of the Company Disclosure Schedule, none of the Company, PELSA or any of their respective Subsidiaries, is a party to any collective bargaining agreement with a labor union in the United States or any agreement with any works council, labor union or other similar organization outside the United States. None of the employees of the Company, PELSA or any of their respective Subsidiaries are represented by a work council, labor union or other similar organization and, to the Knowledge of the Company, there is no organizing activity by any work council, labor union or other similar organization directed at the Company, PELSA or any of their respective Subsidiaries, or any employees of the Company, PELSA and their respective Subsidiaries. None of the Company, PELSA or any of their respective Subsidiaries is the subject of any proceeding before the National Labor Relations Board or any comparable body outside the United States asserting that the Company, PELSA or any of their respective Subsidiaries has committed an unfair labor practice or seeking to compel the Company, PELSA or any of their respective Subsidiaries to bargain with any labor union, nor is there pending or, to the Knowledge of the Company, threatened in writing, nor has there been for the past five (5) years, any labor strike, walkout, work stoppage, or lockout involving the Company, PELSA or any of their respective Subsidiaries, except for any such (i) proceeding, the outcome of which has not had, individually or in the aggregate, a Material Adverse Effect; or (ii) labor strike, walkout, work stoppage, or lockout which has not had, individually or in the aggregate, a Material Adverse Effect. There are no requirements to provide notification to, or engage in consultation with, employees, former employees, employee representatives, work councils, unions, labor boards and relevant government agencies as a result of the transactions contemplated by this Agreement. None of the Company, PELSA or any of their respective Subsidiaries has violated any statute, Law, ordinance, ruling or arbitration award of any court, arbitrator or any government agency regarding the terms and conditions of employment of employees, former employees or prospective employees or other employment or labor related matters, including Laws, rulings, and awards relating to discrimination, fair labor standards and occupational health and safety, employee classification, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, except for any violations which do not have, and would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.19 Insurance. Except as has not had, individually or in the aggregate, a Material Adverse Effect, the Company, PELSA and each of their respective Subsidiaries maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. All insurance policies maintained by the Company, PELSA or any of their respective Subsidiaries are in full force and effect (and were in full force and effect during the periods of time such insurance policies were purported to be in effect) other than as has not had, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent complete and correct copies of all such insurance policies. Each of the Company, PELSA and each of their respective Subsidiaries has paid, or caused to be paid, all premiums due under such policies and are otherwise in compliance in all material respects with the terms of all such policies and have not received written notice that they are in default with respect to any obligations under such policies other than as has not had, individually or in the aggregate, a Material Adverse Effect. None of the Company, PELSA or any of their respective Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy that is held by, or for the benefit of, any of the Company, PELSA or any of their respective Subsidiaries, other than as has not had, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, there is no material claim pending regarding the Company, PELSA or any of their respective Subsidiaries under any of material insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 4.20 Questionable Payments. None of the Company, PELSA, any of their respective Subsidiaries and (to the Knowledge of the Company) no agent or other Person acting on behalf of any of the Company, PELSA or their respective Subsidiaries with respect to any matter relating to any of the Company, PELSA or their respective Subsidiaries has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (c) violated any applicable Anticorruption Laws, other than the U.S. Foreign Corrupt Practices Act of 1977, as amended (including any regulations promulgated thereunder) (the “FCPA”); or (d) violated the FCPA. The Company and its Subsidiaries have policies, procedures, and internal controls reasonably designed, and which are reasonably expected to, ensure compliance with applicable Anticorruption Laws.

Section 4.21 Concessions. The Company, PELSA or one of their respective Subsidiaries has good and valid title to a direct working interest in each concession set forth on Section 4.21 of the Company Disclosure Schedule, free and clear of all Liens, and each Contract pursuant to which such direct working interest was granted or is governed (the “Company Concession Contracts”) is (x) set forth on Section 4.21(x) of the Company Disclosure Schedule and (y) is in full force and effect and is the valid and binding obligation of each party thereto in accordance with its terms. None of the Company or any of its Subsidiaries has received any written notice of any material event of default under any of the Company Concession Contracts, nor to the Knowledge of the Company is there any condition or event which, with notice or lapse of time or both, would constitute a material default under a Company Concession Contract.

Section 4.22 Opinion of Financial Advisor. The Company Board has received the opinion of Jefferies LLC on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth in such opinion, the consideration to be received by the holders (other than Parent, Merger Sub and their respective Affiliates) of outstanding Company Shares pursuant to this Agreement is fair to such holders from a financial point of view. Promptly following the execution of this Agreement, the Company will make available to Parent, solely for informational purposes, a signed copy of such opinion.

Section 4.23 Antitakeover Statutes. Assuming the accuracy of the representation and warranty in Section 5.3(c), there is no anti-takeover statute or regulation, takeover-related provision in the Memorandum of Association or the Articles of Association, or stockholder rights plan or similar agreement that is applicable to Parent, this Agreement, the Power of Attorney, the Transaction Agreement or the Merger that would (a) prohibit or restrict the ability of the Company to perform its obligations under this Agreement or the Merger Filing Documents or its ability to consummate the Merger or the other transactions contemplated hereby, (b) have the effect of invalidating or voiding this Agreement, Power of Attorney, the Transaction Agreement or the Merger Filing Documents, or any provision hereof or thereof, or (c) subject Parent to any impediment or condition in connection with the exercise of any of its rights under this Agreement, the Power of Attorney, the Transaction Agreement or the Merger Filing Documents.

Section 4.24 Brokers. No broker, finder or investment banker (other than Jefferies LLC) is entitled to any brokerage, finder’s or other fee or commission from the Company or any of its Subsidiaries or Affiliates in connection with the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has made available to Parent complete and correct copies of all letter agreements between the Company and Jefferies LLC, pursuant to which Jefferies LLC could be entitled to any payment from the Company or any of its Subsidiaries in connection with the Merger and the other transactions contemplated hereby.

Section 4.25 Bank Accounts; Powers-of-Attorney. The name and address of each bank with which the Company or any of its Subsidiaries maintains a bank account and the account name and number, all authorities and mandates (including powers of attorney), standing orders and direct debits with respect to such bank accounts are set forth in Section 4.25 of the Company Disclosure Schedule. Other than as set forth on Section 4.25 of the Company Disclosure Schedule, there are no outstanding material powers of attorney granted by the Company or any of its Subsidiaries to any Person which are still in force and that grant general authority to enter into any Contract that would constitute a Company Material Contract on its behalf.

Section 4.26 Affiliate Transactions. Except for Contracts, transactions and other arrangements that are solely among the Company and its wholly owned Subsidiaries or the Company Benefit Plans, no (x) present or former officer or director of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any immediate family member or Affiliate of any such director or officer, or (y) Affiliate of the Company or, to the Knowledge of the Company, any of such Affiliate’s Subsidiaries, or officers or directors of such Affiliate, (i) is a party to any Contract, transaction or other arrangement with the Company or any of its Subsidiaries or has any interest in any property or asset (tangible or intangible) of the Company or any of its Subsidiaries, or (ii) to the Knowledge of the Company, beneficially owns a controlling Equity Interest in a party of the type described in clause (i) above.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this ARTICLE IV, none of the Company or any of its Affiliates nor any other Person on behalf of the Company makes or has made any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. The Company acknowledges and agrees that, except for the representations and warranties made by Parent and Merger Sub in ARTICLE V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule) none of the Parent, Merger Sub or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect with respect to or on behalf of Parent, Merger Sub or any of their Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Merger Sub or any of their Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby or thereby. The Company is not relying and specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent, Merger Sub and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. The Company acknowledges and agrees that the representations and warranties contained in ARTICLE V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule) are for risk allocation purposes and not necessarily assertions of truth.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the corresponding section of the separate disclosure schedule which has been delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and each other representation and warranty set forth in this ARTICLE V to the extent that it is reasonably apparent on its face that such information is relevant to such other representation and warranty), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub is a corporation or legal entity duly incorporated, organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of incorporation, organization or formation and has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed as a foreign entity to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Parent and Merger Sub to consummate the Merger.

Section 5.2 Authority Relative to Agreement. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate or similar entity action of Parent and Merger Sub (and, with respect to Merger Sub, by its sole shareholder), and no other corporate or similar entity proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Merger (other than, with respect to the consummation of the Merger, the filing of the Merger Filing Documents with the Cayman Registrar). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, winding up, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and subject to general equitable principles).

Section 5.3 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, including the Merger, or performance of their obligations hereunder will (i) conflict with or violate the organizational documents of Parent, (ii) violate the Companies Law, (iii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Section 5.3(b) have been obtained or made and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iv) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound, other than, in the case of clauses (ii) and (iii), for any such violation, breach, default, right, termination, amendment, acceleration, or cancellation that would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Parent and Merger Sub to consummate the Merger.

(b) None of the execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, including the Merger, or performance of their obligations hereunder will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Merger Filing Documents with the Cayman Registrar and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business and (iii) such other consents, approvals, authorizations or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Parent and Merger Sub to consummate the Merger.

(c) As of the date of this Agreement, Parent and Merger Sub do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or other securities of the Company or any options, warrants or other rights to acquire Company Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 5.4 Absence of Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened in writing against either Parent or Merger Sub which seeks to, or would reasonably be expected to, individually or in the aggregate, materially impair the ability of Parent and Merger Sub to consummate the Merger.

Section 5.5 Available Funds. Parent has or will have sufficient funds to consummate the Merger on the terms contemplated by this Agreement and, at the Effective Time, Parent will have available, and will make available to Merger Sub, all of the funds necessary to consummate the Merger.

Section 5.6 Capitalization of Merger Sub. As of the date of this Agreement, the authorized share capital of Merger Sub is $50,000 and consists of 50,000 shares, each with a par value $1.00, one of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof.

Section 5.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub in writing expressly for inclusion in the Proxy Statement shall, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to Company Shareholders or at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company.

Section 5.8 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in ARTICLE IV).

Section 5.9 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.10 Section 355(e). There was no agreement, understanding or arrangement (as such terms are defined in Treasury Regulations Section 1.355-7(h)(1)) regarding the Merger or a similar acquisition (as such term is defined in Treasury Regulations Section 1.355-7(h)(12)) on October 26, 2011, and there was no agreement, understanding, arrangement, or substantial negotiations (as such terms are defined in Treasury Regulations Section 1.355-7(h)(1)) regarding the Merger or a similar acquisition (as such term is defined in Treasury Regulations Section 1.355-7(h)(12)) within one year after October 26, 2011 as set forth in Treasury Regulations Section 1.355-7(d)(3).

Section 5.11 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this ARTICLE V, none of Parent, Merger Sub or any of their respective Affiliates nor any other Person on behalf of any of them makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its Affiliates or Representatives on any such representation or warranty) with respect to Parent, Merger Sub or their respective businesses or with respect to any other information provided, or made available, to the Company or any of its Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties made by the Company in ARTICLE IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule) neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or Merger Sub or made available to Parent or Merger Sub in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby or thereby. Parent and Merger Sub are not relying and specifically disclaim that they are relying upon or have relied upon any such other representations or warranties that may have been made by any Person (other than representations and warranties expressly made by the Shareholder in the Transaction Agreement), and acknowledge and agree that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Each of Parent and Merger Sub acknowledge and agree that the representations and warranties (including all such representations and warranties with respect to PELSA) contained in ARTICLE IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule) are for risk allocation purposes and not necessarily assertions of truth.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company Pending the Merger. Between the date of this Agreement and the earliest to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as (a) may be required by Law, (b) may be expressly agreed in writing by Parent (which agreement shall not be unreasonably withheld, conditioned or delayed) or (c) set forth on Section 6.1of the Company Disclosure Schedule, (i) other than as expressly required by this Agreement and subject to clause (ii) below, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees and to preserve its relationships with significant Governmental Authorities, joint venture partners, customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and similar Persons, in each case, having significant business dealings or other material relationships with the Company or any of its Subsidiaries and to preserve the goodwill and maintain satisfactory relationships with Persons having material business relationships with the Company or any of its Subsidiaries and (ii) without limiting the generality of the foregoing clause (i), the Company shall not and shall not permit any of its Subsidiaries to and, only to the extent the Company has any right or ability to cause, use reasonable best efforts to exercise such right or ability to cause PELSA and its Subsidiaries not to:

(a) amend or otherwise modify the Memorandum of Association or the Articles of Association (or, in any material respect, such equivalent organizational or governing documents of any of the Subsidiaries of the Company), other than as contemplated by this Agreement;

(b) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or rights settled in cash or other property based in whole or in part on the value of such shares;

(c) (i) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, other than dividends paid by PELSA, any wholly-owned Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company; (ii) split, combine or reclassify any shares of capital stock or other Equity Interests; or (iii) redeem, purchase or otherwise acquire any shares of capital stock or other Equity Interests;

(d) except in the ordinary course of business or as required pursuant to the Company Benefit Plans in effect as of the date hereof or as otherwise required by Law, (i) increase the compensation or other benefits payable or to become payable to employees, directors or executive officers or grant any new short or long term incentive compensation awards, (ii) grant any severance or termination pay to, or enter into any severance agreement with, any employee, director or executive officer, (iii) enter into, terminate or amend any employment agreement with any employee or executive officer, (iv) terminate, establish, adopt, enter into or amend or terminate any Company Benefit Plan (or arrangement that would be a Company Benefit Plan were it effective as of the date hereof) or (v) enter into any new, or amend any existing, collective bargaining agreement;

(e) terminate the employment of any employee of the Company or its Subsidiaries who is a party to any employment agreement and who makes in excess of $50,000 annually, other than as a direct result of such employee’s (i) willful failure to perform the duties or responsibilities of his employment, (ii) engaging in serious misconduct, or (iii) being convicted of or entering a plea of guilty to any crime;

(f) forgive any loans to employees, officers or directors or any of their respective affiliates;

(g) grant, accelerate the vesting of, confer or award options, convertible securities, restricted stock, restricted stock units, performance stock units, stock appreciation rights or other rights to acquire any capital stock or any equity-based award based in whole or in part on capital stock, whether settled in cash, securities or other property, or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable option or other equity-based award under any existing plan;

(h) acquire (including by merger, consolidation, or acquisition of stock or assets) any ownership interests in any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof other than acquisitions of assets up to an aggregate amount of $100,000, supplies, dealer accounts and inventory, in each case, in the ordinary course of business consistent with past practice;

(i) dispose of, transfer, lease, license, mortgage, pledge, encumber or subject to a Lien any material assets of the Company or any of its Subsidiaries, other than (i) Company Owned IP, to the extent permitted in (j) below, (ii) sales of inventory made in the ordinary course of business consistent with past practice or (iii) in connection with any transaction solely between the Company and any wholly-owned Subsidiary of the Company or among any wholly-owned Subsidiaries of the Company;

(j) dispose of, transfer, lease, license, mortgage, pledge or encumber any material Company Owned IP (other than non-exclusive licenses granted to end users in connection with sales of finished products in the ordinary course of business);

(k) abandon, allow to lapse or fail to maintain any material Intellectual Property Rights in the Company Owned IP;

(l) incur any Indebtedness or guarantee any Indebtedness for any Person other than incurrences of or guarantees for unsecured Indebtedness in an aggregate amount not to exceed $100,000 and in the ordinary course of business consistent with past practice;

(m) adopt any budget, work program or operating plan or otherwise authorize, make any commitment with respect to any capital expenditure or amend or make any capital expenditure not contemplated by the capital expenditure budget set forth in Section 6.1(m) of the Company Disclosure Schedule;

(n) (i) amend, terminate, cancel or materially modify or waive, release or assign any material rights or claims with respect to any Company Material Contract other than in the ordinary course of business or (ii) enter into any new Contract that if entered into prior to the date hereof, would have been required to be listed in Section 4.16 of the Company Disclosure Schedule as a Company Material Contract or (iii) take any action that results in any breach of or constitutes a default under or results in the cancellation of any Company Material Contract;

(o) invest the cash of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice; provided that the Company and its Subsidiaries shall take the actions set forth on Section 6.1(o) of the Company Disclosure Schedule;

(p) loan, advance, invest or make a capital contribution to or in any Person, other than a wholly-owned Subsidiary of the Company;

(q) waive, release, assign, settle or compromise any (i) governmental complaint or (ii) claims, liabilities or obligations arising out of, related to or in connection with litigation other than for compromises, settlements or agreements that (x) involve only the payment of monetary damages not in excess of $100,000 in any single instance and $250,000 in the aggregate and in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries or (y) are permitted under Section 6.10;

(r) make any material change in accounting principles, policies, practices, procedures or methods in effect at December 31, 2013, except (i) as required by GAAP (or any interpretation or enforcement thereof) or Regulation S-X of the Exchange Act or other rule or regulation promulgated by the SEC, or (ii) as required by applicable Law;

(s) except as required by Law or the published interpretation or enforcement thereof, make or rescind any material Tax election, change any material Tax method, file any amended Tax Return that is material, or settle or compromise any material federal, state, provincial, local or foreign income Tax liability;

(t) fail to maintain in full force and effect insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(u) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(v) convene any regular or special meeting (or any adjournment thereof) of the Company Shareholders (other than the Shareholders’ Meeting and, not prior to March 31, 2015, the annual Shareholders meeting of the Company) or enter into any Contract or understanding or arrangement with respect to the voting or registration of the Company Shares or any other Equity Interests of the Company;

(w) enter into any new line of business outside the Company’s existing business segments;

(x) enter into, modify or terminate any transactions or Contracts with any Affiliate of the Company;

(y) amend or modify in any material respect the engagement letter of any of the Company’s financial advisors; or

(z) enter into any Contract to do any of the foregoing.

Section 6.2 Shareholder Meeting; Proxy Statement.

(a) Preparation and Filing of the Proxy Statement. As promptly as reasonably practicable following the date of this Agreement (and in any event, no later than 30 days after the date hereof), the Company shall prepare and cause to be filed with the SEC in preliminary form a proxy statement relating to the Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Unless the Company Board shall have made an Adverse Recommendation Change in accordance with Section 6.5(c), the Proxy Statement shall include the Company Board Recommendation with respect to the Merger. The Company shall promptly notify Parent upon the receipt of any comments or other correspondence from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) regarding the Proxy Statement, including with respect to amendments or supplements to the Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements with respect to the Proxy Statement and to cause the Proxy Statement to be cleared by the SEC as promptly as practicable. The Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response and shall consider any such comments in good faith. The Company, commencing 10 days after the submission to the SEC of the Proxy Statement in accordance with the first sentence of this Section 6.2(a), shall on a weekly basis run a broker search for a deemed record date of 20 Business Days after the date of each such search.

(b) Covenants of the Company with respect to the Proxy Statement. The Company shall cause the Proxy Statement, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company shall have no obligation pursuant to this Section 6.2(b) with respect to any of the Parent Information.

(c) Covenants of Parent with Respect to the Proxy Statement. Parent shall furnish to the Company all information (the “Parent Information”) concerning Parent and Merger Sub reasonably requested by the Company in connection with the Proxy Statement and required by the Exchange Act or the rules and regulations promulgated thereunder and any other Law to be set forth in the Proxy Statement, and shall otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). The information relating to Parent or Merger Sub at the time supplied by it to the Company for inclusion in the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Mailing of Proxy Statement; Shareholders’ Meeting. The Company shall, as promptly as reasonably practicable (and in any event within five (5) Business Days following the Proxy Statement Clearance Date), (x) in compliance with Law, and by resolutions of its Board of Directors, establish the earliest reasonably practicable record date for a meeting of its shareholders (the “Record Date”), for the purpose of voting upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Shareholders’ Meeting”), (y) by resolutions of its Board of Directors establish the earliest reasonably practicable date for the Shareholders’ Meeting; provided that the Shareholders’ Meeting will not be held more than forty (40) days after the Proxy Statement Clearance Date without the prior written consent of Parent, and (z) mail to the holders of Company Shares as of the Record Date the Proxy Statement. The Company shall duly call, convene and hold the Shareholders’ Meeting as promptly as reasonably practicable after the Proxy Statement Clearance Date; provided, however, that the Company may delay, postpone, recess or adjourn the Shareholders’ Meeting: (i) with the consent of Parent, (ii) in the absence of a quorum or (iii) once, for no more than thirty (30) days, to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is required under Section 14(a) of the Exchange Act and the related rules and regulations promulgated by the SEC and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting. Unless the Company Board shall have made an Adverse Recommendation Change in accordance with Section 6.5(c), the Company shall use its reasonable best efforts to solicit proxies in favor of the adoption of this Agreement as contemplated by Section 4.3(a) and shall ensure that all proxies solicited in connection with the Shareholders’ Meeting are solicited in compliance with all Laws and all rules of NASDAQ. Without limiting the generality of the foregoing, the Company’s obligation to call, give notice of and hold the Shareholders’ Meeting in accordance with this Section 6.2 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or an Adverse Recommendation Change and there shall be no vote of the Shareholders or solicitation by the Company of the written consent of the Shareholders in respect of any Acquisition Proposal prior to the Shareholders’ Meeting.

(e) Amendments to the Proxy Statement. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, is discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others. Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

Section 6.3 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall (and shall cause each of their applicable Affiliates and Subsidiaries to) use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement. Without limiting the foregoing, each of the parties agrees to use its respective reasonable best efforts to (i) cause the conditions to the Merger set forth in ARTICLE VII to be satisfied as promptly as practicable, (ii) obtain any consents, approvals, orders, waivers and authorizations of, actions or nonactions by, any Governmental Authority or any third party necessary in connection with consummation of the transactions contemplated by this Agreement, including the Merger and (iii) execute and deliver any additional instruments necessary to consummate the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require Parent or any of its Subsidiaries, or permit the Company or any of its Subsidiaries (without the prior consent of Parent), to (x) litigate with any Government Authority to obtain approval, authorization or consent to the Merger, (y) agree to (A) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of the Company, Parent, the Surviving Company or any of their respective Subsidiaries or Affiliates or of any amount (other than a de minimis amount) of such entities’ businesses, assets or properties, (B) the imposition of any limitation (other than a de minimis limitation) on the ability of the Company, Parent, the Surviving Company, or any of their respective Subsidiaries or Affiliates to conduct their respective businesses or own any shares or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Surviving Company and its Subsidiaries, or (C) the imposition of any impediment (other than a de minimis impediment) on Parent, the Surviving Company or any of their respective Subsidiaries or Affiliates under any Laws or (z) pay any amounts (other than de minimis amounts) or otherwise agree to provide any benefit or undertaking to be subject to any limitation or restriction to any Governmental Authority other than in respect of customary and established filing fees and other payments required as of the date hereof by Law.

(b) To the extent not expressly prohibited by Law, Parent and the Company shall reasonably cooperate with respect to all discussions, submissions, negotiations and other communications with all Governmental Authorities in connection with all waiting periods, authorizations, consents or waivers required to consummate the transactions contemplated by this Agreement, and, subject to reasonable concerns regarding confidentiality, each party shall keep the other reasonably informed with respect to such matters. In connection with the actions and procedures referenced in this Section 6.3, each party shall, and shall cause its Representatives to: (i) promptly and fully inform the other party of any written or material oral communication received from or given to any Governmental Authority; (ii) permit the other party to review any submission required to be made by the Company to any Governmental Authority prior to its submission; (iii) consult with the other party in advance of any meeting, conference or material discussion required by any Governmental Authority and (iv) if permitted to do so by the relevant Governmental Authority, give the other party the opportunity to attend and participate in any such meetings, conferences and discussions.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 6.3(a), and subject to the last sentence of Section 6.3(a) and to Section 6.10, if any objections are asserted or suit is instituted (or threatened to be instituted) with respect to the transactions contemplated hereby as violative of any Law by any Governmental Authority or if any suit is instituted (or threatened to be instituted) by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent, impede or delay the consummation of the transactions contemplated hereby, each of Parent and the Company shall, subject to the other provisions of this Section 6.3 (including the last sentence of Section 6.3(a)), reasonably cooperate with each other and use its reasonable best efforts to resolve any such objections or suits so as to permit the prompt consummation of the transactions contemplated by this Agreement.

(d) Without limiting any covenant contained in this Section 6.3, Parent and the Company shall each, and shall each cause their respective Subsidiaries to use reasonable best efforts to obtain all consents and approvals of third parties (including parties to Company Material Contracts and other Contracts of the Company and its Subsidiaries) that are required in connection with the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event shall Parent or any of its Affiliates or the Company or any of its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession, other than de minimis expenses, fees or concessions (any such expense, fee or concession, a “Consent Fee”) in connection with obtaining any waivers, permits, approval, authorizations, qualifications or consents that are required in in connection with the consummation of the transactions contemplated hereby pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party; provided that the Company shall (x) promptly inform Parent in writing of any request or demand for a Consent Fee received by it or its Subsidiaries and (y) pay any monetary Consent Fee if Parent undertakes to reimburse the Company for amounts paid in respect of such Consent Fee. As required under the Companies Law, the Company shall obtain the written consent of its secured creditors to the Merger in accordance with Section 7.2(f).

Section 6.4 Access to Information; Consultation; Confidentiality.

(a) From the date of this Agreement to the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company will, and will cause its Subsidiaries to, and, only to the extent the Company has any right or ability to cause, use reasonable best efforts to exercise such right or ability to cause PELSA to, provide to Parent and its authorized Representatives (x) upon reasonable notice, reasonable access during normal business hours to the Company’s and Company’s Subsidiaries’ and PELSA’s officers, employees, properties, books, Contracts and records (including Tax Returns, Tax correspondence, Tax work papers, Tax advice, correspondence with taxing authorities (including any assessments of Tax)), as Parent may reasonably request and (y) such reasonably available financial and operating information of the Company, PELSA and their respective Subsidiaries as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide access to, or cause its Subsidiaries to provide access to, or disclose any information or documents to the extent that such access would (in the reasonable judgment of the Company) (i) constitute a waiver of the attorney-client, work-product or other doctrine or privilege held by the Company or any of its Subsidiaries, (ii) violate any Contract of the Company or any of its Subsidiaries in effect as of the date hereof with respect to confidentiality or privacy, (iii) materially interfere with the conduct of the business of the Company or any of its Subsidiaries or its or their Affiliates or (iv) violate any Laws relating to the exchange of information or otherwise; provided, that in the case of clauses (i) and (iv) each party shall use its reasonable best efforts to obtain any required consents and take such other action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney client privilege) to permit such access or disclosure; provided further, that in the case of clause (ii) the Company shall use reasonable best efforts to obtain a waiver from the counterparty to any such Contract so as to allow the Company to provide access to or furnish the relevant information.

(b) All information exchanged pursuant to this Section 6.4 shall be subject to the Confidentiality Agreement and the parties shall comply with, and shall cause their respective Representatives (as defined in the Confidentiality Agreement) to comply with, all of their respective obligations thereunder.

Section 6.5 Non-Solicitation; Adverse Recommendation Change.

(a) Except as permitted by this Section 6.5, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company will not, nor shall it authorize or permit any of its Subsidiaries to, and shall cause its and their respective Representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage or knowingly facilitate the making of an Acquisition Proposal or Acquisition Inquiry (provided, that the Company shall be entitled substantially contemporaneously with the public announcement of this Agreement, to waive the “don’t ask/don’t waive” provisions of any standstill provisions contained in any confidentiality agreement in effect on the date of this Agreement (such agreement, an “Existing Confidentiality Agreement”); provided, further; that the Company shall notify Parent as to the identity of the other parties to the Existing Confidentiality Agreements to the extent not prohibited by such Existing Confidentiality Agreement and, in the event that one or more Existing Confidentiality Agreements prohibit such notification to Parent, the waiver of the “don’t ask/don’t waive” provisions for such Existing Confidentiality Agreements shall be conditioned upon the party to such Existing Confidentiality Agreement acknowledging that the Company shall not be prohibited from notifying the Parent as to the identity of such party), (ii) other than informing Third Parties of the existence of the provisions contained in this Section 6.5, engage in negotiations or discussions with, or furnish any non-public information concerning the Company or any of its Subsidiaries to, any Third Party who has made or in response to an Acquisition Proposal or Acquisition Inquiry or (iii) resolve or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiaries to, and shall cause its and their respective Representatives to (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or Acquisition Inquiry and (ii) promptly request that all confidential information provided by or on behalf of the Company or any of its Affiliates to any such Person in connection with such discussions or negotiations be returned or destroyed.

(b) Notwithstanding the foregoing or anything else in this Agreement to the contrary, if after the date hereof but prior to the time that the Requisite Shareholder Approval is obtained (the “Approval Time”), (i) the Company Board receives an unsolicited, written Acquisition Proposal that the Company Board or any committee thereof determines in good faith to be bona fide, (ii) the Company Board or any committee thereof determines in its good faith judgment, based on information then available and after consulting with outside counsel and a nationally recognized third party financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer, and (iii) after consultation with outside counsel, the Company Board or any committee thereof determines in good faith that the failure to take the actions described in clauses (A), (B) and (C) below would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under Law, then the Company may, at any time prior to the Approval Time (A) furnish information to the Person or Persons (and its or their Representatives and potential financing sources) making such Acquisition Proposal, but only after such Person or Persons enter into an Acceptable Confidentiality Agreement with the Company, (B) participate in discussions or negotiations with such Person or Persons (and its or their Representatives and potential financing sources) regarding any such Acquisition Proposal made by such Person or Persons and (C) waive the applicable standstill provisions of the Acceptable Confidentiality Agreement no more than once and solely to the extent necessary to permit a Third Party to make, on a confidential basis to the Company Board, one Acquisition Proposal following the entry of such Third Party into an Acceptable Confidentiality Agreement (it being understood that any revisions made to such Acquisition Proposal from the time such discussions and negotiations permitted pursuant to this Section 6.5(b) shall have commenced until such time that the Company Board has delivered to Parent a Notice of Superior Offer with respect to such Acquisition Proposal shall constitute one and the same Acquisition Proposal) and; provided, that the Company shall (x) cause the Person making such Acquisition Proposal to waive any confidentiality or other restriction existing as of the date hereof on the Company’s ability to share information with Parent regarding such Acquisition Proposal as contemplated by this Section 6.5 and (y) give written notice to Parent after any such determination by the Company Board, in each case before taking any of the actions described in the foregoing clauses (A), (B) and (C). The Company shall promptly (and in any event, within 24 hours) provide Parent with all non-public information regarding the Company and its Subsidiaries that is provided by the Company to a Person or Persons (or its or their Representatives or potential financing sources) pursuant to the immediately preceding sentence to the extent not previously provided to Parent or its Representatives.

(c) The Company Board shall not (i) (A) withdraw (or qualify, amend or modify in a manner adverse to Parent), or propose publicly to withdraw (or to qualify, amend or modify, in a manner adverse to Parent), the Company Board Recommendation, (B) fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests in writing (provided however that Parent shall only be entitled to request such reaffirmation no more than three (3) times), (C) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any tender offer or exchange offer by a Third Party for fifteen percent (15%) or more of the outstanding Company Shares within ten (10) Business Days after the commencement of such tender offer or exchange offer; (D) approve, adopt or recommend any Acquisition Proposal or propose publicly to approve, adopt or recommend, any Acquisition Proposal or (E) approve, adopt, recommend or enter into any Alternative Acquisition Agreement or propose publicly to approve, adopt, recommend or enter into, any Alternative Acquisition Agreement (any such action being referred to as an “Adverse Recommendation Change”). For purposes hereof, an “Alternative Acquisition Agreement” shall mean any letter of intent, memorandum of understanding, agreement in principle, merger, acquisition, option, alliance, partnership, purchase or joint venture agreement or Contract (other than an Acceptable Confidentiality Agreement in accordance with Section 6.5(b)) (A) in respect of or relating to any Acquisition Proposal, (B) requiring, or reasonably expected to cause, the Company to abandon, terminate or materially delay the consummation of the Merger, or prohibiting the consummation of the Merger, (C) that would otherwise impede or materially interfere with the Merger or any of the other transactions contemplated by this Agreement, or (D) requiring, or reasonably expected to cause, the Company to breach the terms of this Agreement.

(d) Notwithstanding Section 6.5(c) or anything else in this Agreement to the contrary, at any time before the Approval Time, the Company Board may, if the Company Board determines in its good faith judgment, after consulting with outside counsel, that the failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under Law (x) make an Adverse Recommendation Change in response to an Intervening Circumstance or (y) in response to a Superior Offer, make an Adverse Recommendation Change and cause the Company to terminate this Agreement and enter into one or more definitive Alternative Acquisition Agreements with respect to a Superior Offer pursuant to Section 8.1(c)(ii); provided, that,

(i) with respect to an Adverse Recommendation Change due to an Intervening Circumstance, no such Adverse Recommendation Change may be made unless (A) the Company shall have delivered to Parent a written notice advising Parent that the Company Board intends to effect an Adverse Recommendation Change as a result of an Intervening Circumstance (a “Notice of Intervening Circumstance”) (it being understood that the delivery of such notice shall not itself constitute an Adverse Recommendation Change) and specifying, in reasonable detail, the reasons for such action; (B) at least four Business Days shall have elapsed following the delivery of such Notice of Intervening Circumstance; (C) during such period of four Business Days, the Company shall have, and shall have instructed its financial advisors and outside legal counsel to have, negotiated in good faith with Parent (if Parent shall have requested in writing that the Company and its financial advisors and outside legal counsel to so negotiate) regarding adjustments to the terms and conditions of this Agreement as would enable the Company Board to determine not to effect an Adverse Recommendation Change; and (D) the Company Board shall have in good faith taken into account any revisions to the terms and conditions of this Agreement that are reflected in any proposed definitive amendments thereto that are countersigned by Parent and Merger Sub and delivered to the Company by 5 p.m. Eastern Time on the last day of such period of four Business Days; and

(ii) with respect to an Adverse Recommendation Change in response to a Superior Offer, no such Adverse Recommendation Change may be made, and no termination of this Agreement pursuant to Section 8.1(c)(ii) may be made, unless (A) the Company shall have delivered to Parent a written notice advising Parent that the Company Board intends to make an Adverse Recommendation Change and terminate this Agreement pursuant to Section 8.1(c)(ii) (a “Notice of Superior Offer”) (it being understood that the delivery of such notice shall not itself constitute an Adverse Recommendation Change), specifying in reasonable detail the material terms and conditions of such Superior Offer, accompanied by a copy of the then-current form of any agreement with respect to such Superior Offer that the Company has received from the Person that made such Superior Offer (the “Third Party Offeror”); (B) at least four Business Days shall have elapsed following the delivery of such Notice of Superior Offer (it being agreed that (x) any Third Party Offeror subject to an Acceptable Confidentiality Agreement or an Existing Confidentiality Agreement shall not be permitted pursuant to the terms of such Acceptable Confidentiality Agreement or Existing Confidentiality Agreement or any waiver granted pursuant to Section 6.5(a) to make any additional Acquisition Proposals or modify or amend the financial or other material terms of such Superior Offer in response to adjustments to the terms and conditions of this Agreement made by Parent pursuant to the terms of this Section 6.5(d)(ii) and (y) any amendment to the financial or other material terms of such Superior Offer made by a Third Party Offeror not subject to an Acceptable Confidentiality Agreement or an Existing Confidentiality Agreement will require a new Notice of Superior Offer, except that the applicable time period for purposes of this Section 6.5(d)(ii) with respect to such new Notice of Superior Offer shall be reduced to two Business Days from the four Business Days otherwise contemplated); (C) during such period of four Business Days (or, if applicable, such two Business Day period) following the delivery of such Notice of Superior Offer, the Company shall have, and shall have instructed its financial advisors and outside legal counsel to have, negotiated in good faith with Parent (if Parent shall have requested in writing that the Company and its financial advisors and outside legal counsel to so negotiate) regarding adjustments to the terms and conditions of this Agreement as would enable the Company Board to determine not to make an Adverse Recommendation Change and terminate this Agreement pursuant to Section 8.1(c)(ii); and (D) the Company Board shall have in good faith taken into account any revisions to the terms and conditions of this Agreement proposed in writing by Parent to the Company by 5 p.m. Eastern Time on the last day of such period of four Business Days (or, if applicable, two Business Day period); provided that, in the event that the Shareholder is receiving at least $15.00 per Company Share (and all other Company Shareholders are entitled to receive an equal or greater amount of consideration per Company Share) pursuant to any changes to the financial and other terms of this Agreement proposed by Parent to the Company pursuant to this Section 6.5(d)(ii), the Company shall consider such revised terms and conditions presented by Parent as though the Shareholder were to receive the same consideration per Company Share as the other Company Shareholders.

(e) Except to the extent prohibited by any confidentiality agreement or similar agreement entered into prior to the date hereof, the Company shall promptly (and in any event within 24 hours after any director, officer or financial advisor of the Company is notified of the receipt thereof) advise Parent in writing in the event that the Company receives any Acquisition Proposal or Acquisition Inquiry, and in connection with such notice, provide to Parent the material terms and conditions of any such Acquisition Proposal and the identity of the Third Party making any such Acquisition Proposal or Acquisition Inquiry. The Company shall (i) keep Parent reasonably informed of the status and material details (including any material change to the terms thereof) of any such Acquisition Proposal or such Acquisition Inquiry and any discussions and negotiations concerning the material terms and conditions thereof and (ii) provide to Parent as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof copies of all material correspondence and other material written material exchanged between the Company or any of its Subsidiaries and any Person that describes any of the material terms or conditions of any such Acquisition Proposal or Acquisition Inquiry. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent in writing if it determines to begin providing information or engaging in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.5(b). The Company shall not, and shall cause its Subsidiaries not to, in any way contract with any Person subsequent to the date of this Agreement in a manner that would restrict the Company’s ability to provide information to Parent as required under this Agreement.

(f) The Company agrees that any violation of the restrictions set forth in Section 6.5 by any Subsidiary or Representative of the Company, including a violation by a Representative of a direction given to a Representative pursuant to the first sentence of Section 6.5(a), shall be a breach of this Section 6.5 by the Company

(g) Subject to Section 6.5(c), nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing any position or disclosing any information reasonably required under Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that, in order to effect an Adverse Recommendation Change, the Company shall comply with Section 6.5(d).

Section 6.6 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification (and all rights to advancement of expenses relating thereto) for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement, including the Merger), now existing in favor of the Indemnitees as permitted by the Memorandum of Association or Articles of Association (or such equivalent organizational or governing documents of any of the Company’s Subsidiaries as in effect on the date of this Agreement), shall survive the Merger and shall continue in full force and effect in accordance with their respective terms to the extent permitted by Law. From and after the Effective Time, the Surviving Company shall indemnify, defend and hold harmless the Indemnitees, and promptly pay or advance any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement by such Indemnitees in connection with any claim, action, suit, proceeding or investigations, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (x) any act or omission by them in their capacities as such at any time at or prior to the Effective Time or (y) the Merger, this Agreement and any transactions contemplated hereby or taken at the request of Parent, in either case, (i) in the case of the Indemnitees who are directors and officers, to the fullest extent permitted by (A) the Memorandum of Association or Articles of Association (or such equivalent organizational or governing documents of any of the Company’s Subsidiaries as in effect on the date of this Agreement) and (B) Law and (ii) in the case of the Indemnitiees who are employees, to the fullest extent required by (A) the Memorandum of Association or Articles of Association (or such equivalent organizational or governing documents of any of the Company’s Subsidiaries as in effect on the date of this Agreement) and (B) Law. For a period of six (6) year from and after the Effective Time, Parent shall, to the extent permitted by Law, cause the memorandum of association, articles of association or other organizational documents of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer, employee and agent liability that are no less favorable to the Indemnitees than those set forth in the Memorandum of Association and Articles of Association and the Company’s Subsidiaries’ organizational documents as in effect on the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnitees.

(b) The Indemnitees to whom this Section 6.6 applies shall be third party beneficiaries of this Section 6.6. The provisions of this Section 6.6 are intended to be for the benefit of each Indemnitee and his or her successors, heirs or representatives. The Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.6.

(c) The rights of each Indemnitee under this Section 6.6 shall be in addition to any rights such Person may have under the Memorandum of Association or Articles of Association (or equivalent organizational or governing documents of any of the Company’s Subsidiaries), certificate of incorporation, bylaws or other organizational documents of the Surviving Company or under Law.

(d) Notwithstanding any other provision of this Agreement, this Section 6.6 shall survive the consummation of the Merger indefinitely and shall be binding on all successors and assigns of the Surviving Company and its Subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that the Surviving Company or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall ensure that proper provision shall be made so that the successors and assigns of the Surviving Company shall succeed to the obligations set forth in this Section 6.6.

Section 6.7 Notification of Certain Matters. From and after the date hereof until the Effective Time, the Company shall give prompt notice to Parent, and Parent and Merger Sub shall give prompt notice to the Company, upon receiving Knowledge of (a) any notice, complaint, investigation or hearing (or communications indicating that the same may be contemplated) of any Governmental Authority in connection with this Agreement, the Merger or the transactions contemplated hereby, (b) any written notice of any Person (other than a Governmental Authority) alleging that the consent of such Person is or may be required in connection with the Merger or the transactions contemplated hereby, (c) any actions, suits, claims, investigations or proceedings that are commenced or, to such party’s Knowledge, privately threatened in writing against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby, (d) any Event that would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein (provided, that the failure to provide such notice under this clause (d) shall not of itself be deemed to constitute a failure of the conditions precedent set forth in Section 7.2(b) or Section 7.3(b), as applicable) or (e) any material change, effect or circumstance that would reasonably be expected to give rise to a failure of a condition precedent in Section 7.1, Section 7.2 (in the case of the Company) or Section 7.3 (in the case of Parent); provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties herein or the conditions to the obligations of the parties hereunder or the remedies available hereunder to any party.

Section 6.8 Public Announcements. The initial press release(s) announcing the execution of this Agreement shall be in a form mutually agreed upon by Parent and the

Company. Each party hereto agrees not to issue any press release or make any other public announcement relating to this Agreement or the transactions contemplated hereby without the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of the other parties, except as may be required by Law, court process or the rules and regulations of any national securities exchange or national securities quotation system, in which case the other parties hereto shall, to the extent practicable, be given the reasonable opportunity to review and comment on any such press release or other public announcement prior to its public release. Notwithstanding any other provision of this Agreement, the requirements of this Section 6.8 shall not apply to any disclosure by (a) Company or Parent of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement, or (b) the Company or Parent, with respect to any public announcement or public statement with respect to any Adverse Recommendation Change made in accordance with Section 6.5(d).

Section 6.9 Director Resignations.

(a) At the Merger Closing, the Company shall deliver to Parent (i) a duly executed resignation letter, in form and substance reasonably satisfactory to Parent, in respect of each member of each of the boards of directors (or other applicable governing body) of each Subsidiary of the Company which shall be effective as of the Effective Time and (ii) duly executed resignation letters, in form and substance reasonably satisfactory to Parent, in respect of the Company’s appointees to the PELSA board of directors which in each case shall be effective as of the later of (A) the Effective Time and (B) Parent’s written instruction to the Company’s appointees that such resignation shall be deemed effective

(b) Prior to the Merger Closing Date, the Company shall use reasonable best efforts to appoint Parent’s nominees to the board of directors of PELSA in accordance with the Stockholders’ Agreement, by and among Dr. Carlos Perez Companc and the Company dated as of September 6, 1974.

Section 6.10 Shareholder Litigation. Prior to the Effective Time, the Company shall provide Parent reasonable opportunity to participate in the defense of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement. The Company will give due consideration to Parent’s advice with respect to such litigation and use its reasonable best efforts to defend or settle any unresolved litigation in accordance with Parent’s advice; provided that, except as set forth on Section 6.10 of the Company Disclosure Schedules, no settlement of any such litigation shall be agreed to without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); provided further that after receipt of the Requisite Shareholder Approval, the Company shall, if requested by Parent, use its reasonable best efforts to defend or settle any unresolved shareholder litigation in accordance with Parent’s direction.

Section 6.11 Affiliate Transactions. Prior to the Effective Time, all Contracts between the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates, on the other hand, including the Contracts set forth on Section 4.26 of the Company Disclosure Schedules, other than (a) Contracts listed on Section 6.11 of the Company Disclosure Schedules and (b) Contracts solely between or among the Company and its Subsidiaries, shall have been terminated as of the Merger Closing Date with no liabilities or obligations surviving such termination.

Section 6.12 Rule 16b-3 Actions. Prior to the Effective Time, the Company may take such actions as may be required to cause any dispositions of equity securities in the Company resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13 Further Actions. Subject to the other express provisions of this Agreement, upon the request of any party, the other parties shall use reasonable best efforts to undertake as soon as reasonably practicable (or procure the undertaking as soon as reasonably practicable of) all acts including executing and delivering (or procuring the execution and delivery of) all such other documents, instruments and agreements as may be reasonably necessary for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.

Section 6.14 No Section 338(g) Election. Neither Parent nor any of its Affiliates shall make an election under Section 338(g) of the Code, or any similar provision of Law, with respect to the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Merger Closing Date of the following conditions:

(a) the Requisite Shareholder Approval shall have been received; and

(b) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (collectively, “Restraints”), or threatened or commenced any Proceeding, which is then pending or in effect and seeks to enjoin or otherwise prohibit, or has the effect of enjoining or otherwise prohibiting, the consummation of the Merger.

Section 7.2 Conditions to the Obligations of Parent and Merger Sub. In addition to the conditions set forth in Section 7.1, the respective obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Merger Closing Date of the following further conditions:

(a) (i) each of the representations and warranties of the Company set forth in Section 4.2(a), Section 4.2(b) (except to the extent such representations and warranties relate to PELSA or any of its Subsidiaries), Section 4.2(c)(i) and the first sentence of Section 4.2(c)(ii) (Capitalization; Subsidiaries), Section 4.3 (Authority Relative to Agreement), Section 4.4(c) (No Conflict; Required Filings and Consents), the first sentence of Section 4.9 (Absence of Certain Changes or Events), Section 4.23 (Antitakeover Statutes) and Section 4.24 (Brokers) shall be true and correct in all respects as of the date of this Agreement and the Merger Closing Date (as though made on and as of the Merger Closing Date), except, with respect Section 4.2(a), to the extent that any inaccuracies would be de minimis, in the aggregate; (ii) the representations and warranties of the Company set forth in Section 4.2(b) (but only to the extent such representations and warranties relate to PELSA or any of its Subsidiaries), in the third sentence of Section 4.2(c)(ii) (Capitalization; Subsidiaries) and Section 4.21 (Concessions), shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Material Adverse Effect or other similar qualifications contained therein) as of the date of this Agreement and the Merger Closing Date; and (iii) each of the other representations and warranties of the Company set forth in ARTICLE IV that (x) are not made as of a specific date shall be true and correct as of the date of this Agreement and the Merger Closing Date (as though made on and as of the Merger Closing Date), and (y) are made as of a specific date shall be true and correct as of such date, except, in the case of this clause (iii), where the failure of such representations and warranties to be true and correct, without giving effect to any qualifications as to materiality or Material Adverse Effect or other similar qualifications contained therein, would not have, individually or in the aggregate, a Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Merger Closing Date;

(c) since the date of this Agreement, there shall not have occurred any change, event, effect or circumstance that, individually or in the aggregate, has had a Material Adverse Effect;

(d) the Company shall have delivered to Parent a certificate, dated the Merger Closing Date and signed by an executive officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) shall have been satisfied;

(e) all consents of the Company’s secured creditors required under the Companies Law have been made, given or obtained on terms acceptable to the Parent, acting reasonably; and

(f) The transactions contemplated by the Transaction Agreement have been consummated or will be consummated concurrently with the Merger Closing.

Section 7.3 Conditions to the Obligations of the Company. In addition to the conditions set forth in Section 7.1, the obligations of the Company to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Merger Closing Date of the following further conditions:

(a) each of the representations and warranties of Parent and Merger Sub contained in this Agreement, without giving effect to any qualifications as to materiality or other similar qualifications contained therein, shall be true and correct as of the date of this Agreement and the Merger Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct as would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Parent or Merger Sub to consummate the Merger;

(b) Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Merger Closing Date;

(c) Parent shall have delivered to the Company a certificate, dated the Merger Closing Date and signed by an executive officer of Parent, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied; and

Section 7.4 Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any conditions set forth in Section 7.1 or Section 7.2 to be satisfied as a basis for not consummating the transactions contemplated hereby or terminating this Agreement if such failure was caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement. The Company may not rely on the failure of any conditions set forth in Section 7.1 or Section 7.3 to be satisfied as a basis for not consummating the transactions contemplated hereby or terminating this Agreement if such failure was caused by the failure of the Company to perform any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated (to the extent set forth Section 8.2) at any time prior to the Effective Time, whether before or after the Requisite Shareholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before 5:00 p.m. (New York City time) on July 2, 2015 (the “Termination Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party if such party has breached or violated any of its covenants, agreements or other obligations hereunder and such breach or violation has been the principal cause of or directly resulted in (1) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in ARTICLE VII prior to the Termination Date or (2) the failure of the Merger Closing to occur by the Termination Date; or

(ii) any Restraint shall be in effect enjoining or otherwise prohibiting the consummation of the Merger, and such Restraint shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used reasonable best efforts to prevent, oppose or remove such Restraint; or

(iii) if the Shareholders’ Meeting shall have been convened and a vote with respect to the adoption of the Plan of Merger shall have been taken thereat (or any adjournment or postponement thereof) and the Requisite Shareholder Approval shall not have been obtained; or

(c) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform, individually or in the aggregate, (x) would give rise to a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) (A) is not capable of being cured prior to the Termination Date or (B) is not cured by Parent or Merger Sub on or before the earlier of (i) the Termination Date and (ii) the date that is thirty (30) days following the receipt by Parent of written notice from the Company of such breach or failure; provided, however, that the Company shall not have a right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) at any time prior to the Approval Time, if (A) the Company Board has determined to enter into one or more definitive Alternative Acquisition Agreements with respect to a Superior Offer; (B) the Company shall have complied with the terms and conditions of Section 6.5 with respect to such Superior Offer; (C) concurrently with the termination of this Agreement the Company enters into one or more definitive Alternative Acquisition Agreements with respect to such Superior Offer; and (D) the Company pays to Parent the Termination Fee in accordance with Section 8.3(a)(ii); or

(d) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform, individually or in the aggregate, (x) would give rise to the failure of any condition set forth in Section 7.2(a) or Section 7.2(b) and (y) (A) is not capable of being cured prior to the Termination Date or (B) is not cured by the Company on or before the earlier of (i) the Termination Date and (ii) the date that is thirty (30) days following the receipt by the Company of written notice from Parent of such breach or failure; provided, however, that Parent shall not have a right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) at any time prior to the date of the Shareholder Meeting, if (A) the Company Board shall have effected an Adverse Recommendation Change or (B) the Company shall have committed an Intentional Breach of any of its obligations contained in Section 6.2 or Section 6.5.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated in accordance with Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and, except as set forth in this Section 8.2, this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of any party hereto shall cease; provided, that if (x) such termination resulted, directly or indirectly, from the Intentional Breach of any representation, warranty, covenant or other agreement contained herein or (y) the Intentional Breach of any representation, warranty, covenant or other agreement contained herein shall cause the Merger Closing not to occur, then, notwithstanding such termination, such breaching party shall be fully liable for any and all Damages as a result of such Intentional Breach regardless of whether or not the Termination Fee has been paid or is payable; provided, further that the Confidentiality Agreement, and the provisions of Section 4.24, Section 5.7, Section 6.4(b), Section 6.8, ARTICLE I, ARTICLE VIII and ARTICLE IX shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3 Termination Fee.

(a) If the Agreement is terminated by:

(i) (x) either Parent or the Company pursuant to Section 8.1(b)(i) or by Parent pursuant to Section 8.1(d)(i), and (y) (A) the Company receives or has received an Acquisition Proposal from a Third Party after the date hereof or an Acquisition Proposal shall have become publicly known at or prior to such termination, and (B) within twelve (12) months of such termination of this Agreement, (1) the Company enters into a definitive agreement with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal described in clause (y)(A)), or (2) an Acquisition Proposal (whether or not the same Acquisition Proposal described in clause (y)(A)) is consummated by the Company, then the Company shall pay, or cause to be paid, to Parent an amount equal to $15,450,000 (the “Termination Fee”) by wire transfer of immediately available funds on the date of, and as a condition to, the entry into such definitive agreement or such consummation, as applicable;

(ii) the Company pursuant to Section 8.1(c)(ii), then the Company shall pay to Parent the Termination Fee in cash by wire transfer immediately prior to or concurrently with the termination of this Agreement; or

(iii) by Parent pursuant to Section 8.1(d)(ii), the Company shall pay to Parent, the Termination Fee in cash by wire transfer within two Business Days after the termination of this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement and subject to Parent’s right to obtain the remedy of specific performance contemplated in Section 9.9 in lieu of such Termination Fee, in the event that the Termination Fee is paid to Parent, except with respect to any Damages payable as a result of an Intentional Breach of this Agreement, the payment of the Termination Fee shall constitute the sole and exclusive remedy of Parent, Merger Sub and their respective Affiliates (whether at law, in equity, in contract, in tort or otherwise) against the Company and its Subsidiaries and each of their respective shareholders (other than the Shareholder), former, current and future directors, officers, employees, agents and assignees for any Damages for, or with respect to, this Agreement, the transactions contemplated hereby, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under Law arising out of such breach, termination or failure. Subject to Parent and Merger Sub’s ability to recover Damages in respect of an Intentional Breach, the Termination Fee shall constitute the maximum aggregate liability of the Company and its Subsidiaries for Damages in connection with this Agreement or any of the transactions contemplated hereby. The parties acknowledge and agree that in no event shall (i) Parent or Merger Sub, or any Affiliate of Parent or Merger Sub, be entitled to obtain both (x) specific performance of this Agreement resulting in the consummation of the Merger and (y) the Termination Fee, and (ii) the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events; provided, that the Company, Parent and Merger Sub acknowledge that Parent shall not be entitled to receive both the Termination Fee and the Transaction Agreement Termination Fee.

(c) Each of the parties acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties would not enter into this Agreement. If the Company fails to pay the Company Termination Fee pursuant to this Section 8.3 when due, and, in order to obtain such payment, Parent commences a suit that results in a judgment against such party for the Company Termination Fee, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Company Termination Fee from the date such payment was required to be made until the date of payment at the rate per annum three hundred (300) basis points over the “prime rate” (as announced by JP Morgan or any successor thereto) in effect on the date such awarded amount was originally required to be paid.

Section 8.4 Amendment. This Agreement may be amended by mutual agreement of the parties by action taken by or on behalf of their respective boards of directors at any time before or after receipt of the Requisite Shareholder Approval; provided, however, that after the Requisite Shareholder Approval has been obtained, there shall not be any amendment that by Law requires further approval by the shareholders of the Company without such further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Extension; Waiver. At any time prior to the Effective Time, subject to Law, any party hereto may, without limiting its rights and remedies under this Agreement, (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of the first sentence of Section 8.4, waive compliance with any agreement or condition contained herein. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.6 Expenses; Transfer Taxes. Except as expressly set forth herein (including Section 8.2), all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger or any of the other transactions contemplated by this Agreement are consummated.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance in whole or in part after the Effective Time.

Section 9.2 Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission (providing confirmation of transmission by the transmitting equipment) or e-mail of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient); provided, that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York City time) shall be deemed to have been received at 9:00 a.m. (New York City time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent or Merger Sub:

Pluspetrol Resources Corporation

Muiderstraat 7/A

1011PZ Amsterdam, The Netherlands

Phone: +31 20 662 2199

Fax: +31 20 364 0323

e-mail: mstorni@pluspetrol.net

Attention: María Ximena Storni

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Phone: (212) 225-2000

Fax: (212) 225-3999

e-mail: jlewis@cgsh.com; nwhoriskey@cgsh.com

Attention: Jeffrey S. Lewis

Neil Q. Whoriskey

if to the Company:

Apco Oil and Gas International Inc.

One Williams Center, 35th Floor

Tulsa, Oklahoma 74172

Phone: (539) 573-2164

Fax: (539) 573-0576

e-mail: bryan.guderian@wpxenergy.com

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

Phone: (214) 746-7700

Fax: (214) 746-7777

e-mail: gdwest@weil.com; james.griffin@weil.com

Attention:      Glenn D. West

                      James R. Griffin

Section 9.3 Interpretation; Certain Definitions. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Appendix, Schedule, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Schedule, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole, including all Exhibits, Schedules and Annexes and Appendices, and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined herein. References to a Person are also to its successors and permitted assigns. The words “made available to Parent” or words of similar import refer to documents posted to EDGAR or the Electronic Data Room and delivered to Parent on CD-ROM at least twenty-four (24) hours prior to the date hereof. The specification of any dollar amount in any representation or warranty contained in ARTICLE IV or ARTICLE V is not intended to imply that such amount, or higher or lower amounts, are or are not material for purposes of this Agreement, and no party shall use the fact of the setting forth of any such amount in any dispute or controversy between or among the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule or the Parent Disclosure Schedule is or is not material for purposes of this Agreement. Words describing the singular number shall be deemed to include the plural and vice versa, and words denoting any gender shall be deemed to include all genders.

Section 9.4 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, illegal or incapable of being enforced under any present or future Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Law in a mutually acceptable manner in order that the transactions contemplated hereby are fulfilled as originally contemplated to the fullest extent possible.

Section 9.5 Assignment. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto, except that Parent may assign its rights and delegate its obligations hereunder to one or more of its Affiliates, including any direct or indirect wholly owned subsidiary, as long as Parent remains ultimately liable for all of Parent’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective permitted successors and permitted assigns.

Section 9.6 Entire Agreement. This Agreement (including the Exhibits, Schedules, Annexes and Appendices hereto and other documents delivered pursuant hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, except (a) for the rights to receive consideration after the Effective Time under ARTICLE III (which shall be enforceable by the applicable holders of equity securities issued by the Company if the Effective Time shall occur), (b) as specifically provided in Section 6.6(b) (which shall be to the benefit of the parties referred to in such section). Without conferring any third-party beneficiary rights on any Company Shareholder or any other Person not party hereto, in the event (i) the remedy of specific performance contemplated in Section 9.9 is not available to the Company, (ii) the Company seeks and obtains a judgment granting specific performance against Parent but the Company is unable to enforce such judgment against Parent promptly for any reason or (iii) the Company declines, for whatever reason, to seek the remedy of specific performance contemplated in Section 9.9, the Company (and no other Person) shall have the right to seek to obtain damages (to the extent proven and taking into account other reasonably available combination opportunities) based on the lost shareholder premium (based on the NASDAQ quoted stock price as of the date hereof) in the event of Parent’s or Merger Sub’s material breach of this Agreement that constituted a failure of any of the conditions to Merger Closing from being satisfied, which right is hereby expressly acknowledged and agreed by each of Parent and Merger Sub, who shall each be jointly and severally liable for any such damages for which Parent and/or Merger Sub are found liable. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Governing Law. This Agreement and all claims, actions, proceedings or counterclaim (whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or relating to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules (other than New York General Obligations Law Sections 5-1401 and 5-1402) of such State (provided that the fiduciary duties of the Company Board, the internal corporate affairs of the Company, and the Merger and any exercise of dissention rights with respect to the Merger, shall in each case be governed by the laws of the Cayman Islands).

Section 9.9 Specific Performance.

(a) The parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy may occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, except as otherwise set forth in this Section 9.9, the parties acknowledge and agree that the parties hereto shall be entitled, without posting a bond or other indemnity, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

(b) Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.9. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 9.9. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 9.9, a party shall not in any respect waive its right to seek or obtain any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.9 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.9 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.9 prior or as a condition to exercising any termination right under ARTICLE VIII, nor shall the commencement of any legal proceeding pursuant to this Section 9.9 or anything set forth in this Section 9.9 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 9.10 Consent to Jurisdiction.

(a) Each of Parent, Merger Sub and the Company irrevocably submits to the exclusive jurisdiction of any New York federal court (or if jurisdiction is not available therein, a New York state court) sitting in the Borough of Manhattan of the City of New York, and any appellate court from any thereof (any such court, a “New York Court”), for the purposes of any suit, action, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the other agreements contemplated hereby or any transaction contemplated hereby . Each of Parent, Merger Sub and the Company hereby agree to commence any action, suit or proceeding relating hereto in a New York federal court (or if jurisdiction is not available therein, a New York state court) sitting in the Borough of Manhattan of the City of New York. To the extent process by mail is permitted by Law, each of Parent, Merger Sub and the Company agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 9.10. Each of Parent, Merger Sub and the Company irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any New York federal court sitting in the Borough of Manhattan of the City of New York, and any appellate court from any thereof, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of Parent, Merger Sub and the Company irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court. Each Party agrees that any Order (including in respect of specific performance) issued by a New York Court pursuant to this Section 9.10 may be entered and enforced in any court having jurisdiction in the Cayman Islands or any other court having jurisdiction.

Section 9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.12 Non-Recourse. Except to the extent otherwise set forth in the Transaction Agreement and Power of Attorney, all claims, obligations, Liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made by the parties hereto only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). Except as set forth in the Power of Attorney and Transaction Agreement, no Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such Liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates of another Contracting Party. Without limiting the foregoing, to the maximum extent permitted by Law, except with respect to rights, claims, demands and causes of action arising under or in respect of the Transaction Agreement and the Power of Attorney, each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any other Contracting Party’s Nonparty Affiliate in respect of this Agreement, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise. Notwithstanding anything in this Agreement to the contrary, for the avoidance of doubt, nothing in this Agreement (including the provisions of Section 5.11, Section 8.3(b) or this Section 9.12) shall limit in any way (i) the terms and conditions of the Power of Attorney or the Transaction Agreement or any rights that Parent or any of its Affiliates has thereunder against Shareholder or (ii) any party’s right to obtain Damages against the Shareholder for Intentional Breach of the Transaction Agreement.

Section 9.13 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed on the date first written above by their respective officers thereunto duly authorized.

PLUSPETROL RESOURCES CORPORATION

By:	/s/ Maria Ximena Storni
	Name:	Maria Ximena Storni
	Title:	Attorney-in-fact

PLUSPETROL BLACK RIVER CORPORATION

By:	/s/ Maria Ximena Storni
	Name:	Maria Ximena Storni
	Title:	Attorney-in-fact

Signature page to Merger Agreement

APCO OIL AND GAS INTERNATIONAL INC.

By:	/s/ Richard E. Muncrief
	Name:	Richard E. Muncrief
	Title:	Chairman of the Board

Signature page to Merger Agreement

Exhibit A

Plan of Merger

See the attached.

EXECUTION

PLAN OF MERGER

THIS PLAN OF MERGER is made on [—],

BETWEEN

(1)	Apco Oil and Gas International Inc., an exempted company incorporated in the Cayman Islands with limited liability (registered number MC-668) and whose registered office is situated at the offices of c/o Maples Corporate Services Limited, Ugland House, PO Box 309, Grand Cayman KY1-1104, Cayman Islands (Surviving Company); and

(2)	Pluspetrol Black River Corporation, an exempted company incorporated in the Cayman Islands with limited liability (registered number HL-291350) and whose registered office is situated at the offices of c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands (Merging Company).

WHEREAS

(A)	The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (Merger), upon the terms and subject to the conditions of this Plan of Merger and pursuant to provisions of Part XVI of the Companies Law (as amended) (Companies Law).

(B)	In accordance with section 233(6) of the Companies Law, the shareholders of each of the Surviving Company and the Merging Company have approved and adopted this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

(C)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

Capitalized terms used but not defined in this Plan of Merger shall have the meaning given to them in the merger agreement among Pluspetrol Resources Corporation, the Surviving Company and the Merging Company, dated as of October 2, 2014 (as may be modified or amended from time to time) (Merger Agreement).

2.	COMPANY DETAILS

2.1	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and the Merging Company (Constituent Companies).

2.2	The surviving company (as defined in the Companies Law) that results from the merger of the Constituent Companies (Merger) is the Surviving Company.

2.3	The registered office of the Surviving Company upon the Effective Date is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

2.4	Immediately prior to the Effective Time, the authorised share capital of the Surviving Company is $600,000 divided into 60,000,000 shares each of nominal or par value $0.01 per share (each a Company Share).

2.5	Immediately prior to the Effective Time, the registered office of the Merging Company is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

2.6	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is $50,000 divided into 50,000 shares each of nominal or par value $1.00 per share.

3.	EFFECTIVE DATE

In accordance with section 233(13) of the Companies Law, the date on which it is intended that the Merger is to take effect is the date specified as such in the notices to the Registrar signed by a director of the Surviving Company and a director of the Merging Company, respectively; being the date that the applicable documents are registered by the Registrar in accordance with the Companies Law (Effective Date).

4.	TERMS AND CONDITIONS; SHARE RIGHTS

4.1	The terms and conditions of the Merger are as follows:

(a) Each Company Share held by the Surviving Company or any Subsidiary of the Surviving Company (as treasury shares (if applicable) or otherwise) or held by Parent or Merging Company, in each case, immediately prior to the Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof;

(b) Each Company Share issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 4.1(a) and, except as provided in Section 4.1(d), the Dissenting Shares) shall be converted into the right to receive US$ 14.50 in cash (such sum, Merger Consideration), without interest. For purposes of this Plan of Merger, Total Merger Consideration shall mean the product of (x) the number of Company Shares issued and outstanding (other than shares canceled pursuant to Section 4.1(a) and, except as provided in Section 4.1(d), the Dissenting Shares) immediately prior to the Effective Time and (y) the Merger Consideration. Each Company Share to be converted into the right to receive the Merger Consideration as provided in the first sentence of this Section 4.1(b) shall, by virtue of the Merger and without any action on the part of the holders thereof, be automatically canceled and shall cease to exist, and the holders of share certificates (Certificates) or book-entry shares (Book-Entry Shares) which immediately prior to the Effective Time represented such Company Shares shall cease to have any rights with respect to such Company Shares other than the right to receive, upon surrender of such Certificates (or affidavits of loss in lieu thereof in accordance with Merger Agreement) or Book-Entry Shares in accordance with Merger Agreement, the Merger Consideration, without interest thereon, for each such Company Share held by them;

(c) Each share, par value of $1.00 per share, of Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) newly and validly issued, fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Company and constitute the only outstanding share of the Surviving Company and the register of members of the Surviving Company (Register) shall promptly be updated to reflect such conversion; and

(d) Notwithstanding anything to the contrary contained in this Plan of Merger, Company Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to appraisal rights under Section 238 of the Companies Law, and who has delivered to the Surviving Company a written objection to the Merger pursuant to Section 238 of the Companies Law (Dissenting Shares), shall not be converted into the right to receive the Merger Consideration as provided in Section 4.1(b) but instead the holders of such Dissenting Shares shall be entitled only to such rights as are granted by the Companies Law. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 238 of the Companies Law. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his or her rights under Section 238 of the Companies Law or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Companies Law, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 238 of the Companies Law shall cease and such shares shall no longer be considered Dissenting Shares for purposes hereof and such holder’s Company Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, as provided in Section 4.1(b).

4.2	From the Effective Time, (i) the memorandum and articles of association of the Surviving Company immediately prior to the merger shall be its memorandum and articles of association with effect from the Effective Date in the form set out in the Annex A to this Plan of Merger (Articles), and (ii) the rights and restrictions attaching to the shares of nominal or par value of $0.01 each in the capital of the Surviving Corporation are as set out in the Articles.

4.3	The Cayman Islands and United States tax elections (whether federal or state) of the Surviving Company (if any) shall continue in full force and effect.

5.	TERMINATION

At any time prior to the Effective date, this Plan of Merger may be terminated in accordance with the Merger Agreement; provided that any change of the Effective Date shall not be to a date later than the ninetieth (90th) day after the date of registration of this Plan of Merger with the Registrar of Companies.

6.	SECURED CREDITORS

Neither Constituent Company has granted any fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

7.	DIRECTORS’ INTEREST IN THE MERGER

7.1	The name and address of the Director of the Surviving Company as of the Effective Date is PRC Oil & Gas B.V. whose registered office is at Muiderstraat 7A, 1011PZ Amsterdam, The Netherlands.

7.2	No director of either of the Constituent Companies will be paid any amounts or receive any benefits consequent upon the Merger.

8.	APPROVALS

8.1	This Plan of Merger has been approved in accordance with the Companies Law by the respective boards of directors (Board) of each of the Constituent Companies.

8.2	This Plan of Merger has been approved in accordance with the Companies Law by the respective shareholders of each of the Constituent Companies.

8.3	Each of the Constituent Companies agrees and undertakes with the other that it will, and will procure that a member of its Board will, give, execute and file with the Registrar such certificates, documents, declarations, undertakings and confirmations, and pay such fees, as may be required to filed pursuant to section 233 of the Companies Law in order to consummate the Merger.

9.	COUNTERPARTS

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart. Delivery of an executed counterpart of this Plan of Merger by e-mail (PDF) or facsimile shall be effective as delivery of a manually executed counterpart of this Plan of Merger.

10.	GOVERNING LAW

10.1	This Plan of Merger, and any non-contractual obligations arising out of or in connection with it, shall be governed by and construed in accordance with the laws of the Cayman Islands.

10.2	Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Plan of Merger, and any non-contractual obligations arising out of or in connection with it, and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands and agrees that the process by which any such action or proceeding is begun may be served on it by being delivered in accordance with the notice provisions of this Plan of Merger.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF this Plan of Merger has been executed as a deed by the parties hereto on the date first before written.

EXECUTED as a Deed by Apco Oil and Gas International Inc.	)
)
	)	By:
)
	)	Name:
Position: Director

In the presence of:

Signature of witness

Name:

EXECUTED as a Deed by Pluspetrol Black River Corporation	)
)
	)	By:
)
	)	Name:
Position:

In the presence of:

Signature of witness

Name:

Annex A

Memorandum and Articles of Association of Surviving Company

Exhibit B

Power of Attorney

See the attached.

EXECUTION

THIS LIMITED POWER OF ATTORNEY is made on 2 October 2014.

BY	WPX Energy, Inc., a corporation incorporated under the laws of the State of Delaware whose registered office is situated at 3500 One Williams Center, Tulsa, OK 74103, United States of America (WPX).

WHEREAS	WPX is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 20,301,592 Class A Shares (Subject Shares), of a nominal or par value of US$0.01 each, in the capital of Apco Oil and Gas International Inc. (Company) and, in connection therewith, WPX has determined to irrevocably appoint the Attorney (as defined below) to be WPX’s attorney-in-fact for the purposes noted below from the date hereof through the Termination Time.

IT IS AGREED AND DECLARED THAT

1.	Capitalized terms used but not defined in this Power of Attorney shall have the meaning given to them in the merger agreement among Pluspetrol Black River Corporation and the Company, dated as of the date hereof (as may be modified or amended from time to time) (Merger Agreement).

2.	WPX hereby retains Appleby Trust (Cayman) Ltd., whose registered office is situated at Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands (Attorney) for the purpose of voting (or procuring the vote of) the Subject Shares at every meeting of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company and instructs the Attorney to vote (or procure the vote of) the Subject Shares only as follows:

(a)	in favor of the approval and adoption of the Merger Agreement and the Plan of Merger (which provides for, among other things, the merger of Pluspetrol Black River Corporation with and into the Company (the Merger) with the Company continuing as the surviving corporation), the approval of the Merger and the other transactions contemplated by the Merger Agreement and the Plan of Merger and any other matter that must be approved by the shareholders of the Company in order for the transactions contemplated by the Merger Agreement and the Plan of Merger to be consummated;

(b)	against approval of any proposal made in opposition to, made in competition with, or that would result in a breach of, the Merger Agreement, the Plan or Merger or the Merger or any other transactions contemplated by the Merger Agreement; and

(c)

against any of the following actions (other than those actions in furtherance of the Merger, the Plan of Merger and the Merger Agreement): (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (ii) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its Subsidiaries, (iii) any reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (iv) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, (v) any Acquisition Proposal with respect to the Company, (vi) to the extent submitted to a shareholder vote, any change in the business, management or Board of Directors of the Company, or (vii) any other action that (1) is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement, (2) would result in a breach in any respect of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement, or (3) would change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity interests in, the Company, collectively, the “Subject Votes”.

3.	For the services to be rendered by the Attorney hereunder, the Attorney shall be paid by WPX, concurrently with the Termination Time, a fee (Fee) in an amount equal to the aggregate of (i) US$0.01 for each time the Attorney attends, participates in or directs the exercise of any voting rights attaching to the Subject Shares (whether at any general meeting, class meeting or other meeting at which such rights are capable of being exercised or sign or execute written resolution), plus (ii) US$1.00 in connection with the passage or adoption of a resolution of the members of the Company approving the Merger.

4.	For the purpose of securing the interest of the Attorney in the Fee, WPX irrevocably and by way of security hereby appoints the Attorney as its true and lawful attorney with authority on its behalf and in its name or otherwise to exercise all rights, powers and privileges attaching to the Subject Shares or otherwise capable of being exercised by the registered holder of the Subject Shares and for such purpose to do all such acts and things and to execute all such deeds and other documents as the Attorney shall consider necessary or desirable to effect the Subject Votes, including (without prejudice to the generality of the foregoing), all or any of the following for and on behalf of WPX (in each case in such manner and on such terms as the Attorney in its absolute discretion shall think fit):

(a)	to attend, participate in and direct the exercise of any voting rights attaching to the Subject Shares at any general meeting, class meeting or other meeting at which such rights are capable of being exercised; and

(b)	to approve, complete, or otherwise sign or execute any requisition of any meeting, consent to short notice or waive notice, proxy, written resolution, agreement of the members of the Company (or any of them) or any other document capable of being signed by the registered holder of the Subject Shares.

5.	WPX hereby undertakes not to, and it shall not, exercise any of the rights, powers and privileges attaching to the Subject Shares, or otherwise capable of being exercised by the registered holder of the Subject Shares, in relation to the Subject Votes without the prior written consent of the Attorney.

6.	The Attorney may from time to time, on such terms as it thinks fit, appoint and remove a substitute (who shall not have the power of substitution) and delegate to an agent the exercise of any other power conferred by this Power of Attorney and may act concurrently with such substitute or agent. The Attorney may delegate all or any of these powers conferred by this Power of Attorney to an officer or officers of the Attorney.

7.	WPX hereby ratifies and confirms, and agrees to ratify and confirm, any acts and other things whatsoever that the Attorney shall do or purport to do by virtue of this Power of Attorney including any such acts and things done between the time of revocation of this Power of Attorney and the time of that revocation becoming known to the Attorney.

2

8.	By the execution of this Power of Attorney, WPX undertakes to indemnify, and hereby indemnifies, each of the persons named above as Attorney (and any substitutes or delegates of such Attorney) of WPX from and against any and all actions, proceedings, losses, costs, damages, expenses, claims, demands or other liabilities of any nature whatsoever which any or all of them may suffer or otherwise incur by reason of their exercising the powers, acting pursuant to or in reliance on this Power of Attorney.

9.	WPX shall not sell, dispose of, transfer, or assign the Subject Shares or any other ownership interests in the Company and shall cause the Company not to sell, dispose of, transfer, or assign any ownership interests in any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof owned by it as of the date hereof, other as permitted pursuant to the terms and conditions of the Merger Agreement.

10.	This Power of Attorney shall remain effective and valid until the earlier of (i) termination of the Merger Agreement pursuant to its terms and (ii) immediately prior to the effective time of the Merger and it shall be deemed to be revoked at that time (such time, the “Termination Time”) and shall be of no further effect after that time.

11.	This Power of Attorney and any non-contractual obligations arising out of or in connection with this Power of Attorney shall be governed by, and construed in accordance with, the laws of the Cayman Islands. The courts of Cayman Islands shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Power of Attorney or its subject matter or formation (including any non-contractual dispute or claim).

12.	A copy of this Deed may be deposited at the registered office of the Company or with such other person as may be deemed necessary or desirable to satisfy any requirement of the Company’s articles of association or for any other purpose.

3

IN WITNESS whereof WPX has executed this Power of Attorney as a deed the day and year first above written.

EXECUTED AS A DEED by WPX Energy, Inc.:	)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

in the presence of:

Signature of Witness

Name:

Address:

Occupation:

Exhibit C

Transaction Agreement

See the attached.

Step N°1

Amsterdam, The Netherlands, October 2, 2014

Messrs.

WPX ENERGY, INC.

3500 One Williams Center

Tulsa, OK 74172-0135

REF: IRREVOCABLE OFFER N° 001-WPX-TA-2014

Dear Sirs,

In accordance with recent negotiations, Pluspetrol Resources Corporation, a company duly organized and validly existing under the laws of the Cayman Islands and domiciled in the Cayman Islands (“Purchaser”), hereby submits this irrevocable stock purchase offer (the “Offer”) to WPX ENERGY, INC., a corporation duly organized and validly existing under the laws of Delaware and domiciled in the State of Oklahoma (“Seller”), subject to the terms and conditions set forth below (including all schedules hereto).

This Offer shall be deemed accepted if, on or before 11:59 p.m. (New York time) on October 2, 2014, Seller delivers to Purchaser a written notice of acceptance of the Offer.

If Seller were to accept this Offer pursuant to the immediately preceding paragraph, the rights and obligations under which Seller and Purchaser will be bound shall be those arising from the terms and conditions of this Offer and those terms and conditions shall govern the relationship between Seller and Purchaser relating to the subject matter thereof.

TERMS AND CONDITIONS OF THE OFFER

THIS TRANSACTION AGREEMENT (this “Agreement”) is entered into as of October 2, 2014, between Seller and Purchaser.

WHEREAS, Seller is the beneficial and record owner of (a) 16,239 shares, par value ARS 1.00 per share (the “Apco Argentina Shares”), of Apco Argentina S.A., an Argentine corporation (“Apco Argentina”); and (b) 1,000 common shares, par value $1.00 per share (the “Northwest Common Shares”) of Northwest Argentina Corporation, a Utah corporation (“Northwest Corporation”);

WHEREAS, prior to Closing (as defined below), Seller shall cause the conversion (the “Conversion”) of Northwest Corporation into a limited liability company (“Northwest LLC” and, together with Northwest Corporation, “Northwest”);

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WHEREAS, subsequent to such conversion and immediately prior to Closing, Seller shall own beneficially and of record, all of the limited liability company interests (the “Northwest Interests”) in Northwest LLC; and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, the Apco Argentina Shares owned beneficially and of record by Seller and the Northwest Interests owned beneficially and of record by Seller at Closing (the “Target Interests” and the acquisition of the Target Interests, the “Purchase”), subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the representations, warranties, covenants, and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Definitions

1.1 Certain Definitions.

“Acquisition Inquiry” means an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for nonpublic information made or submitted by or on behalf of Purchaser or its Affiliates) that could reasonably be expected to lead to an Acquisition Proposal.

“Acambuco Agreements” has the meaning set forth in Section 3.4(b).

“Acquisition Proposal” has the meaning set forth in Section 7.4.

“Administrative Services Agreement” has the meaning set forth in Section 7.9(b).

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the recitals.

“Apco” has the meaning set forth in Section 2.1.

“Apco Argentina Board” has the meaning set forth in Section 3.11.

“Apco Board” means the board of directors of Apco.

“Apco Shares” means, collectively, each issued and outstanding ordinary share of Apco, par value $0.01 per share, and each issued and outstanding Class A Share of Apco, par value $0.01 per share.

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“Argentine Antitrust Approval” means the authorization required by Argentine Antitrust Laws for the transactions contemplated by this Agreement.

“Argentine Antitrust Laws” means any Law of Argentina intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (including, without limitation, Argentine Antitrust Law Nº 25,156 as amended by Argentine Legislative Decree N° 396/2001 and implemented by, inter alia, Argentine Regulatory Decree N° 89/2001 and Argentine Resolution SDyCS N° 40/2001, as amended and complemented from time to time).

“Argentine Stock Transfer Notice” means a notice, pursuant to Section 215 of the Argentine Commercial Corporations Law, of the transfer of 16,239 shares, par value ARS 1.00 per share of Apco Argentina S.A., an Argentine corporation.

“Balance Sheet Date” means June 30, 2014.

“Beneficiaries” has the meaning set forth in Section 7.15.

“Board Designees” has the meaning set forth in Section 5.1(c).

“Business Day” means any day of the year on which national banking institutions in New York, New York and the Cayman Islands are open to the public for conducting business and are not required or authorized to close.

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Company Disclosure Schedule” means the disclosure schedule delivered by Apco to Purchaser prior to the execution of the Merger Agreement.

“Consent Fee” has the meaning set forth in Section 7.2.

“Confidentiality Agreement” means the confidentiality agreement among Pluspetrol S.A., Seller and Apco dated October 10, 2013, as amended on August 29, 2014, and as further amended from time to time.

“Contract” means any contract, agreement, arrangement, understanding, commitment, franchise, trust, indenture, note, deed, obligation, bond, mortgage, loan, instrument, lease, or license, whether written or otherwise.

“Contracting Parties” has the meaning set forth in Section 8.12.

“Conversion” has the meaning set forth in the recitals.

“Current Insurance Policy” has the meaning set forth in Section 7.15.

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“Damages” means damages, costs, fees, expenses, liabilities, penalties or losses of any kind excluding special and punitive damages and consequential damages that were not reasonably foreseeable as of the date hereof.

“Directors and Officers” means Keith E. Bailey, Bryan K. Guderian, Benjamin A. Holman, Michael Kyle, Robert J. LaFortune, Richard E. Muncrief, Piero Ruffinengo, and J. Kevin Vann.

“Existing Confidentiality Agreement” has the meaning set forth in Section 7.4(a).

“GAAP” means the United States generally accepted accounting principles.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hydrocarbons” means petroleum, natural gas and all related hydrocarbons (including liquid hydrocarbons) and all other substances, whether liquids, gases or solids and whether hydrocarbons or not, produced in association with petroleum, natural gas or related hydrocarbons.

“Hydrocarbons Concession” means the concessions rights granted by Governmental Bodies which entitles the holder thereof to explore for, drill for, recover, produce, develop, remove, and dispose of Hydrocarbons.

“Indebtedness” means, with respect to any Person, without duplication: (a) any obligations for borrowed money; (b) any obligations evidenced by bonds, notes, debentures, letters of credit or similar instruments; (c) any obligations under conditional sale, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of securities or similar assets (including “earn-out” payments) and any obligations under any conditional sale, title retention or similar agreements or arrangements with respect to the deferred purchase price of goods or services that are due more than 90 days following entry into such agreements or arrangements; (d) any obligations relating to advance payments for goods or services; (e) any capital lease obligations; (f) any net obligations in respect of interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative instruments or arrangements; (g) any accrued interest, premiums, penalties, breakages, “make whole amounts” and other obligations relating to the foregoing that would be payable in connection with the repayment of the foregoing; and (h) any obligations to guarantee any of the foregoing types of obligations on behalf of any Person; provided, however, that, with respect to the Company, “Indebtedness” shall not be deemed to include any intercompany Indebtedness owing by Northwest to any of its wholly-owned Subsidiaries, by a wholly-owned Subsidiary of Northwest to Northwest or by one wholly-owned Subsidiary of Northwest to another wholly-owned Subsidiary of Northwest.

“Intentional Breach” means, with respect to any representation, warranty, agreement or covenant, an action or omission (including a failure to cure circumstances) taken or omitted to be taken on or after the date hereof that the breaching Person intentionally takes (or fails to take) and knows would, or would reasonably be expected to, cause or constitute a material breach of such representation, warranty, agreement or covenant.

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“Knowledge” (including the term “Known”) means, with respect to Seller, the actual knowledge of the individuals set forth on Schedule 1.1(a) to this Agreement after due and reasonable inquiry of any other senior executives having responsibility for such matters.

“Law” means any and all domestic (federal, state or local), statute, code, ordinance, tribal or foreign laws, rules, regulations, orders, judgments, writs, stipulations, awards, injunctions or decrees promulgated by any Governmental Body.

“Legal Proceedings” means any claim, suit, action, litigation, arbitration, mediation, proceeding or investigation.

“Liability” means mortgages, charges, security interests, claims, obligations, liabilities, debts, commitments and duties of any kind whatsoever, whether, fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of contract or tort, based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Lien” means liens (statutory or other), claims, mortgages, encumbrances, pledges, security interests (including, in respect of shares, depositary receipts for such shares having been issued), easements, hypothecation, rights-of-way, claims, covenants, conditions, restrictions (including transfer restrictions), options, rights of first offer or refusal, third-party rights, limitations on voting rights, encroachments, title defects or charges of any kind or nature whatsoever, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

“Merger” has the meaning set forth in Section 2.1.

“Merger Agreement” has the meaning set forth in Section 2.1.

“Merger Agreement Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by or on behalf of Purchaser) relating to any Merger Agreement Acquisition Transaction.

“Merger Agreement Acquisition Transaction” means an Acquisition Transaction (as defined in the Merger Agreement).

“Merger Agreement Adverse Recommendation Change” means an Adverse Recommendation Change (as defined in the Merger Agreement).

“Merger Agreement Termination Fee” means the Termination Fee (as defined in the Merger Agreement).

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“Merger Closing Date” means the Merger Closing Date (as defined in the Merger Agreement).

“Negative Antitrust Decision” has the meaning set forth in Section 7.1(c).

“Nonparty Affiliates” has the meaning set forth in Section 8.12.

“Northwest” has the meaning set forth in the recitals.

“Northwest Board” has the meaning set forth in Section 3.11.

“Northwest Common Shares” has the meaning set forth in the recitals.

“Northwest Corporation” has the meaning set forth in the recitals.

“Northwest Interests” has the meaning set forth in the recitals.

“Northwest LLC” has the meaning set forth in the recitals.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Parent Disclosure Schedule” means the disclosure schedule delivered by Purchaser to Apco prior to the execution of the Merger Agreement.

“Permit” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body, including, without limitation, any Hydrocarbons Concession.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Power of Attorney” means the Power of Attorney set forth as Exhibit B to the Merger Agreement.

“PRC” has the meaning set forth in Section 2.1.

“Purchase” has the meaning set forth in the recitals.

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Disclosure Schedule” means the disclosure schedule delivered by Purchaser to Seller prior to the execution of this Agreement.

“Purchaser Documents” has the meaning set forth in Section 4.2.

“Replacement Insurance Policy” has the meaning set forth in Section 7.15.

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“Representatives” means, with respect to any Person, any Subsidiary of such Person and such Person’s and each of its respective Subsidiaries’ directors (in their capacity as such), officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors or representatives.

“Restraints” has the meaning set forth in Section 5.1(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the preamble.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser prior to the execution of this Agreement.

“Seller Documents” has the meaning set forth in Section 3.2.

“Subsidiary” means, with respect to any Person, a Person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by the first Person.

“Target Boards” has the meaning set forth in Section 3.11.

“Tax” means any and all taxes, assessments, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties, additions to tax, additional amounts in respect of the foregoing, and any obligations or payments to any Person with respect to any of the foregoing) imposed by any Governmental Body or taxing authority including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; customs’ duties, tariffs, and similar charges.

“Tax Return” means any return, declaration, report information statement, claim for refund or other document, including any schedule or attachment thereto filed or required to be filed with any Governmental Body in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Target Companies” means Apco Argentina and Northwest.

“Target Interests” has the meaning set forth in the recitals.

“Third Party” means any Person or group other than Purchaser or its Affiliates.

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“Unaudited Balance Sheet” means the balance sheet of Northwest for the year ended June 30, 2014.

1.2 Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply

Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings. The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

Sale and Purchase of Securities

2.1 Sale and Purchase of Securities. Seller is selling and delivering to Purchaser, and Purchaser is purchasing and accepting from Seller, all right, title, and interest of Seller in and to the Target Interests, free and clear of all Liens and in connection with the Agreement and Plan of

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Merger (the “Merger Agreement”), dated as of October 2, 2014, by and among Pluspetrol Resources Corporation, a Cayman Island exempted company limited by shares (“PRC”), Pluspetrol Black River Corporation, a Caymans Island exempted company limited by shares and a wholly-owned Subsidiary of PRC, and Apco Oil and Gas International, Inc., a Cayman Islands exempted company limited by shares (“Apco”). The closing of the purchase and sale of the Target Interests (the “Closing”) shall take (a) place at the place and time of the closing of the transactions contemplated by the Merger Agreement (the “Merger”) or (b) such other time or date as agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

2.2 Purchase Price. The aggregate consideration for the Target Interests payable hereunder shall be an amount in cash equal to $2.00 (the “Purchase Price”). On the Closing Date, Purchaser shall pay the Purchase Price to Seller by wire transfer. Contemporaneously with the delivery of the Purchase Price, Seller will cause to be delivered to Purchaser (or its designee) the certificates (or evidence of book-entry delivery) representing the Target Interests to be sold hereunder by the Seller.

ARTICLE III

Representations and Warranties of Seller

Seller hereby represents and warrants to Purchaser as follows:

3.1 Organization.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as set forth above and has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as it is now being conducted.

(b) As of the date hereof, Northwest is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as set forth above and has the requisite corporate power and authority to conduct its business as it is now being conducted. Following the Conversion, Northwest will be a limited liability company validly existing and in good standing under the laws of the State of Utah and will have all requisite limited liability company power and authority to conduct its business as it is now being conducted.

(c) Each of Seller and Northwest is duly qualified or licensed as a foreign entity to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so licensed, qualified or in good standing would not be material to Apco and its Subsidiaries, taken as a whole.

3.2 Authorization. Seller has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the transactions contemplated by this Agreement (together

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with this Agreement, the “Seller Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Seller Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all required corporate action on the part of Seller. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by Seller, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Seller Document, when so executed and delivered will constitute, the legal, valid and binding obligation of the Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Section 3.3(a) of the Seller Disclosure Schedule, none of the execution and delivery by Seller of this Agreement or the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller with any of the provisions hereof or thereof will conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation and by-laws (or other organizational and governing documents) of Seller, Northwest or Apco Argentina; (ii) any Contract or Permit to which Seller, Northwest or Apco Argentina is a party or is bound or to which any of the properties or assets of Seller, Northwest or Apco Argentina are subject; (iii) any Order of any Governmental Body applicable to Seller, Northwest or Apco Argentina or by which any of the properties or assets of Seller, Northwest or Apco Argentina are bound; or (iv) any Law applicable to Seller, Northwest or Apco Argentina or any of the properties or to which any of the assets of Seller, Northwest or Apco Argentina are subject.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Seller in connection with the execution and delivery of this Agreement or the Seller Documents, or the compliance by Seller with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby and thereby, except for such consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not materially impair Apco Argentina, Northwest and its Subsidiaries (taken as a whole) or Seller’s ability to consummate the transactions contemplated hereby.

3.4 Ownership and Transfer of Target Interests.

(a) The authorized capital stock of Apco Argentina consists of 324,786 shares of common stock, par value ARS 1.00 per share, of which 324,786 shares are issued and outstanding. Apco is the sole record and beneficial owner of 308,547 shares of Apco Argentina. The Apco Argentina Shares (i) represent five percent (5%) of the entire allotted, duly authorized and validly issued share capital of Apco Argentina and (ii) are duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights. The Apco Argentina Shares

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represent five percent (5%) of the voting rights of shareholders of Apco Argentina and are not subject to any restrictions as to voting. Other than the Apco Argentina Shares and the shares of Apco Argentina owned by Apco, there are no outstanding shares of capital stock or other equity interests of Apco Argentina.

(b) As of the date hereof through the Conversion, the authorized capital stock of Northwest consists of 1,000 shares of common stock, par value $1.00 per share, of which 1,000 shares are issued and outstanding. As of the date hereof through the Conversion, the Northwest Common Shares represent one hundred percent (100%) of the entire allotted, duly authorized and validly issued share capital of Northwest and are duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights. Following the Conversion, the authorized limited liability company interests of Northwest will consist of one class of outstanding limited liability company interests. Following the Conversion, the Northwest Interests will represent one hundred percent (100%) of the entire allotted, duly authorized and validly issued limited liability company interests of Northwest and will be duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights. As of the date hereof through the Conversion, the Northwest Common Shares represent one hundred percent (100%) of the voting rights of shareholders of Northwest and are not subject to any restrictions as to voting. Following the Conversion, the Northwest Interests will represent one hundred percent (100%) of the voting rights of members of Northwest and will not be subject to any restrictions as to voting. Other than the Northwest Common Shares, or, following the Conversion, the Northwest Interests, there are no outstanding shares of capital stock or other equity interests of Northwest or any outstanding securities convertible into or exchangeable or exercisable for any such capital stock or equity interests. There is no Person (other than Purchaser) who is entitled to acquire or receive any shares of capital stock or other securities or equity interests of Northwest. Northwest has not conducted any operations other than those directly related to its participating interest in Acambuco pursuant to the (i) Agreement among YPF Sociedad Anónima, Bridas S.A.P.I.C, Acambuco S.A., Apco Argentina and Northwest as of August 29, 1991 (ii) Decreto 2175/91 as of October 21, 1991; (iii) Public deed 301 as of December 17, 1991; (iv) Agreement among Bridas S.A.P.I.C., Apco Argentina and Northwest, effective as of April 23, 1984 and (v) “Unión Transitoria de Empresas Área Acambuco” among Bridas S.A.P.I.C., Apco Argentina, Northwest and YPF Sociedad Anónima, effective as of September 28, 1994, as amended on November 29, 1999 and as further amended on October 19, 2007 (collectively, the “Acambuco Agreements”).

(c) Seller is the record and beneficial owner of, and has good, valid and marketable title to, the Apco Argentina Shares and the Northwest Common Shares, free and clear of any and all Liens and, following the Conversion, will be the record and beneficial owner of, and has good, valid and marketable title to, the Target Interests, free and clear of any and all Liens. Seller has the corporate power and authority to sell, transfer, assign and deliver such Target Interests as provided in this Agreement, and such delivery will convey to Purchaser good title to such Target Interests, free and clear of any and all Liens or any other restrictions on transfer (other than any restrictions on transfer under the Securities Act and any state securities Laws).

(d) Northwest does not own, directly or indirectly, any capital stock, equity interest, beneficial interest or other voting or equity securities or interest in any Person. Northwest does not act or carry on business in partnership with any other Person and is not party to any joint venture agreement.

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(e) Prior to the date hereof, Seller has made available to Purchaser complete and correct copies of the articles of association, charter and bylaws (or similar organizational documents) of Northwest. Other than the organizational documents made available to Purchaser pursuant to the foregoing sentence, there are no Contracts, arrangements, shareholder agreements, voting trusts, proxies or understandings which relate to the governance of the voting, registration, transfer or issuance of shares or equity interests of any company of Northwest.

3.5 No Undisclosed Liabilities. Northwest does not have any Liabilities of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, liquidated or unliquidated, or otherwise that are required by GAAP to be reflected or reserved against on a balance sheet (or the notes thereto) of Northwest except for Liabilities (i) that are specifically stated and adequately reserved against in the Unaudited Balance Sheet or, (ii) that have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and are not, individually or in the aggregate, material to Northwest.

3.6 Contracts. Other than the Acambuco Agreements and Contracts between Northwest and its Affiliates disclosed on Section 4.26 of the Company Disclosure Schedule, Northwest is not party to any Contract.

3.7 Legal Proceeding. As of the date hereof, there is no Legal Proceeding pending, or to the Knowledge of Seller, threatened, against Northwest, Northwest’s properties (tangible or intangible) or any of Northwest’s officers or directors (in their capacities as such). As of the date hereof, there is no investigation or other proceeding pending or, to the Knowledge of Seller, threatened, against Northwest, any of Northwest’s properties (tangible or intangible) or any of Northwest’s officers or directors (in their capacities as such) by or before any Governmental Body.

3.8 Tax. Effective as of the Closing Date, Northwest LLC will be disregarded as an entity separate from Seller for purposes of U.S. federal income tax law and any applicable state or local law.

3.9 Financial Advisors.

(a) No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Apco or any of its Subsidiaries or Northwest or any of its Subsidiaries in connection with the Purchase or the Merger or any of the other transactions contemplated by this Agreement or the Merger Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates (other than Apco and its Subsidiaries).

3.10 “Big Boy” Representation. Seller acknowledges that (i) it is a sophisticated institution engaged in the business of assessing and assuming investment risks in respect of securities, including securities such as the Target Interests, (ii) it initiated and still desires to consummate the sale of the Target Interests to Purchaser, (iii) it is fully satisfied with the Purchase Price, and the Purchase Price is all that Seller is or will be entitled to receive for the Target Interests and (iv) Purchaser is consummating this transaction with Seller in reliance on the foregoing acknowledgements.

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3.11 Board Matters. Section 3.11 of the Seller Disclosure Schedule sets forth a true, correct and complete list of Seller’s designees to the board of directors or applicable governing body of (a) Apco Argentina (the “Apco Argentina Board”), and (b) Northwest (the “Northwest Board” and, together with the Apco Argentina Board, the “Target Boards”).

3.12 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this ARTICLE III and those representations and warranties expressly made by Apco set forth in Article IV of the Merger Agreement, none of Seller or any of its Affiliates nor any other Person on behalf of Seller makes or has made any express or implied representation or warranty with respect to Seller, the Target Companies or their respective businesses or with respect to any other information provided, or made available, to Purchaser or their respective Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Seller acknowledges and agrees that, except for the representations and warranties made by Purchaser in ARTICLE IV (as qualified by the applicable items disclosed in the Purchaser Disclosure Schedule) and those representations and warranties expressly set forth in Article V of the Merger Agreement (as qualified by the applicable items disclosed in the Parent Disclosure Schedule), none of Purchaser or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Purchaser or any of its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Purchaser or any of its Subsidiaries or any other matter furnished or provided to Seller or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby or thereby. Seller is not relying and specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Purchaser and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Seller acknowledges and agrees that the representations and warranties contained in ARTICLE IV (as qualified by the applicable items disclosed in the Purchaser Disclosure Schedule) and Article V of the Merger Agreement (as qualified by the applicable item disclosed in the Parent Disclosure Schedule) are for risk allocation purposes and not necessarily assertions of truth.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller as follows:

4.1 Organization. Purchaser is a company duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate or similar entity power and authority to own, lease and operate properties and conduct business as it is being conducted.

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4.2 Authorization. Purchaser has all necessary power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each of the Purchaser Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all required corporate or similar entity action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Section 4.3 of the Purchaser Disclosure Schedule, none of the execution and delivery by Purchaser of this Agreement or the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the organizational documents of Purchaser; (ii) any Contract or Permit to which Purchaser is a party or is bound or to which Purchaser or any of the properties or assets of Purchaser are subject; (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any applicable Law, other than, in the case of clauses (ii) and (iv), for any such violation, breach, default, right, termination, or cancellation that would not materially impair Purchaser’s ability to consummate the transactions contemplated hereby.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents, the compliance by Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby and thereby or the taking by Purchaser of any other action contemplated hereby, except for such consents, waivers, approvals, orders, Permits or authorizations the failure of which to obtain would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby.

4.4 Securities Law Matters. Purchaser (i) is acquiring the Target Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof, (ii) acknowledges that the Target Interests are not registered under the Securities Act, or any state securities laws, and that the Target Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant

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to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable, (iii) has knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of purchasing the Target Interests being purchased by it hereunder and (iv) is able to bear the economic risk of an investment in the Target Interests for an indefinite period, including the risk of a complete loss of any such investment.

4.5 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

4.6 Financial Capability. Purchaser has or will have sufficient funds to consummate the Purchase and at the Closing will have sufficient funds to pay the Purchase Price and consummate the Purchase.

4.7 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this ARTICLE IV, none of Purchaser or any of its respective Affiliates nor any other Person on behalf of any of them makes or has made any express or implied representation or warranty (and there is and has been no reliance by Seller or any of its Affiliates or Representatives on any such representation or warranty) with respect to Purchaser or its businesses or with respect to any other information provided, or made available, to Seller or any of its Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Purchaser acknowledges and agrees that, except for the representations and warranties made by Seller in ARTICLE III (as qualified by the applicable items disclosed in the Seller Disclosure Schedule) and the representations and warranties expressly set forth in Article IV of the Merger Agreement (as qualified by the applicable items disclosed in the Company Disclosure Schedule), neither Seller nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect with respect to or on behalf of the Seller, the Target Companies or any of their respective Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Target Companies or their respective Subsidiaries or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby or thereby. Purchaser is not relying and specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person (other than the representations and warranties made by Apco under the Merger Agreement), and acknowledges and agrees that the Seller, the Target Companies and their respective Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Purchaser acknowledges and agrees that the representations and warranties contained in ARTICLE III (as qualified by the applicable items disclosed in the Seller Disclosure Schedule) and Article IV of the Merger Agreement (as qualified by the applicable items disclosed in the Company Disclosure Schedule) are for risk allocation purposes and not necessarily assertions of truth.

4.8 Doing Business in Argentina. Purchaser acknowledges that (i) it is acquiring companies doing business in Argentina, (ii) it is familiar with the risks of doing business in Argentina and (iii) has obtained all necessary advise in this respect.

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ARTICLE V

Conditions to Closing

5.1 Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in its sole discretion in whole or in part to the extent permitted by applicable Law):

(a) No Actions. No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (collectively, “Restraints”), or threatened or commenced any Legal Proceeding, which is then pending or in effect and seeks to enjoin or otherwise prohibit, or has the effect of enjoining or otherwise prohibiting, the consummation of the transactions contemplated by this Agreement.

(b) Performance; Representations and Warranties True and Correct. Seller shall have performed in all material respects all of its obligations hereunder to be performed by Seller at or prior to the Closing Date, and (i) each of the representations and warranties set forth in Section 3.4(a), Section 3.4(b) and Section 3.4(c) (Ownership and Transfer of Target Interests) and Section 3.9 (Financial Advisors) shall be true and correct in all respects as of the date of this Agreement and as of the Closing, except, with respect to Section 3.4(a) and Section 3.4(b), to the extent that any inaccuracies would be de minimis and (ii) each of the other representation and warranties set forth in ARTICLE III shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, in each case with the same effect as if then made (except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be tested as of such earlier date);

(c) Board Matters. (i) Those individuals set forth on Schedule 5.1(c) to this Agreement shall have been duly and validly elected to the Target Boards, with such election to be effective immediately following the Closing; and (ii) each member of Seller’s designees (collectively, the “Board Designees”) to the Target Boards prior to the Closing (other than those members included on Schedule 5.1(c) to this Agreement) shall have duly and validly delivered to the applicable Target Company his or her executed resignation as a director of the applicable Target Company, subject to and effective immediately following the Closing.

(d) Deliveries. Seller shall have delivered, or caused to be delivered, to Purchaser the documents described in Section 7.10;

(e) Conversion of Northwest Corporation to Limited Liability Company. At least two days prior to the Closing Date, Seller shall have (i) effectively converted Northwest Corporation into a limited liability company pursuant to the laws of the State of Utah, and (ii) transferred the relevant certificates of conversion to Purchaser, and Seller shall not have filed an election to cause such limited liability companies to be treated as corporations for U.S. federal, state or local tax purposes; and

(f) Consummation of Other Transactions. The transactions contemplated by the Merger Agreement shall have been consummated or shall be consummated substantially concurrently with the Closing.

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5.2 Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in its sole discretion in whole or in part to the extent permitted by applicable Law):

(a) No Actions. There shall be no Restraints and no Governmental Body has threatened or commenced any Legal Proceeding, which is then pending or in effect and seeks to enjoin or otherwise prohibit, or has the effect of enjoining or otherwise prohibiting, the consummation of the transactions contemplated by this Agreement.

(b) Performance; Representations and Warranties True and Correct. Purchaser shall have performed in all material respects all of its obligations hereunder to be performed by Purchaser at or prior to the Closing Date, and each of the representations and warranties contained in ARTICLE IV shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing Date, in each case with the same effect as if then made (except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be tested as of such earlier date), except for such failures to be true and correct as would not reasonably be expected to, individually or in the aggregate, materially impair the ability of Purchaser to consummate the Purchase.

(c) Deliveries. Purchaser shall have delivered, or caused to be delivered, to Seller (or its designee(s)) the Purchase Price by wire transfer of immediately available funds and (ii) a certificate dated the Closing Date and signed by an executive officer of Seller certifying that the conditions set forth in Section 5.2(b) shall have been satisfied.

(d) Consummation of Other Transactions. The transactions contemplated by the Merger Agreement shall have been consummated or shall be consummated substantially concurrently with the Closing.

5.3 Frustration of Closing Conditions. Neither of Purchaser or Seller may rely on the failure of any condition set forth in Section 5.1 or Section 5.2, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE VI

Termination

6.1 Termination. This Agreement:

(a) may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing by mutual written consent of Seller and Purchaser; or

(b) shall automatically be terminated, without any further action by any party, and the transactions contemplated hereby shall be abandoned at any time prior to the Closing if the Merger Agreement has been terminated in accordance with its terms.

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6.2 Procedure Upon Termination. In the event of termination and abandonment by Purchaser or Seller, or both, pursuant to Section 6.1, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Target Interests hereunder shall be abandoned, without further action by Purchaser or Seller.

6.3 Effect of Termination. In the event of any termination of this Agreement in accordance with Section 6.1, except as set forth in this Section 6.3, this Agreement shall be terminated, and there shall be no further liability or obligation hereunder by the part of any party hereto; provided, that if (x) such termination resulted, directly or indirectly, from the Intentional Breach of any representation, warranty, covenant or other agreement contained herein or (y) the Intentional Breach of any representation, warranty, covenant or other agreement contained herein shall cause the Closing not to occur, then, notwithstanding such termination, such breaching party shall be fully liable for any and all Damages, to the extent proven, as a result of such Intentional Breach regardless of whether or not the Termination Fee or the Merger Agreement Termination Fee has been paid or is payable; provided, further that the Confidentiality Agreement, and the provisions of Section 3.9 (Financial Advisors), Section 4.5 (Financial Advisors), Section 7.7 (Public Statements), ARTICLE I, ARTICLE VI and ARTICLE VIII shall survive any termination of this Agreement pursuant to this ARTICLE VI.

6.4 Future Sale Fee.

(a) If this Agreement is terminated pursuant to Section 6.1(b) and a Merger Agreement Termination Fee is payable to Purchaser pursuant to Section 8.3(a)(i) or 8.3(a)(ii) of the Merger Agreement, within one Business Day of Seller or its Affiliates receipt of consideration in connection with a related Merger Agreement Acquisition Proposal, Seller shall pay to Purchaser by wire transfer of immediately available funds an amount equal to the excess, if any, of (x) the consideration actually paid to Seller or its Affiliates in connection with the related Merger Agreement Acquisition Proposal (whether paid in one transaction or a series of transactions, in cash, securities or any other form and including any deferred purchase price payments, dividends, seller notes and “earn-out” payments) over (y) $15.00 multiplied by the number of Apco Shares in respect of which Seller received consideration in such Merger Agreement Acquisition Proposal.

(b) (i) If this Agreement is terminated (A) pursuant to Section 6.1(b) and a Merger Agreement Termination Fee is payable to Purchaser pursuant to Section 8.3(a)(iii) of the Merger Agreement (following a termination of the Merger Agreement pursuant to Section 8.1(d)(ii)(B) thereof) or (B) pursuant to Section 6.1(a) or Section 6.1(b) and prior to such termination Seller shall have committed an Intentional Breach of any of its obligations contained in Section 7.4 and (ii) within 12 months of the termination of this Agreement the Company enters into a definitive agreement with respect to a Merger Agreement Acquisition Proposal with a Third Party (whether or not such Third Party made an Acquisition Proposal prior to termination) or a Merger Agreement Acquisition Proposal (whether or not the applicable Third Party made an Acquisition Proposal prior to termination) is consummated, then Seller shall pay to Purchaser by wire transfer of immediately available funds an amount equal to the excess, if any, of (x) the consideration actually paid to Seller or its Affiliates in connection with such Merger Agreement Acquisition Proposal (whether paid in one transaction or a series of transactions, in cash, securities or any other form and including any deferred purchase price

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payments, dividends, seller notes and “earn-out” payments) over (y) $15.00 multiplied by the number of Apco Shares in respect of which Seller received consideration in such Merger Agreement Acquisition Proposal.

(c) (i) If the Agreement is terminated (A) pursuant to Section 6.1(b) and the Merger Agreement was terminated by Purchaser or Seller, as applicable, pursuant to Section 8.1(d)(i) or 8.1(d)(ii)(B) of the Merger Agreement or (B) pursuant to Section 6.1(a) or Section 6.1(b) and prior to such termination Seller shall have committed an Intentional Breach of any of its obligations contained in Section 7.4 of this Agreement, and (ii) (A) within 12 months of the termination of this Agreement following a termination of the Merger Agreement pursuant to Section 8.1(d)(i) or 8.1(d)(ii)(B) of the Merger Agreement or (B) within 12 months of the termination of this Agreement following an Intentional Breach by Seller of any of its obligations under Section 7.4 of this Agreement, Seller enters into an agreement to sell, dispose or transfer of all or any of the Apco Shares (or the economic benefit thereof) held by Seller as of the date hereof in a transaction or a series of transactions (a “Subsequent Share Sale”), Seller shall pay to Purchaser by wire transfer of immediately available funds an amount equal (x) the excess if any of (1) the per Apco Share consideration actually paid to Seller in connection with the Subsequent Share Sale (whether paid in cash, securities or any other form and including any deferred purchase price payments, seller notes and “earn-out” payments and including any consideration paid or payable for the Target Interests) over (2) $15.00 multiplied by (y) the number of Apco Shares sold by Seller in such Subsequent Share Sale.

(d) If the Agreement is (i) terminated pursuant to Section 6.1(b) and the Merger Agreement was terminated by Purchaser or Seller pursuant to Section 8.1(b)(i), (ii) Seller receives an Acquisition Proposal prior to any such termination and (iii) within 3 months of any such termination of this Agreement, Seller enters into a Subsequent Share Sale, Seller shall pay to Purchaser by wire transfer of immediately available funds an amount equal (x) the excess if any of (1) the per Apco Share consideration actually paid to Seller in connection with the Subsequent Share Sale (whether paid in cash, securities or any other form and including any deferred purchase price payments, seller notes and “earn-out” payments and including any consideration paid or payable for the Target Interests) over (2) $15.00 multiplied by (y) the number of Apco Shares sold by Seller in such Subsequent Share Sale.

(e) If the consideration received by Seller in respect of any Merger Agreement Acquisition Proposal subject to Section 6.4(a) or Section 6.4(b) or any Subsequent Share Sale subject to Section 6.4(c) or Section 6.4(d) is not all in the form of cash, then the value of such non-cash consideration shall equal: (i) in the case of non-cash consideration in the form of securities listed on a national securities market, the volume weighted average price for such securities for (x) the five consecutive trading days ending on the trading day immediately preceding Seller’s receipt of such securities or (y) the five consecutive trading days starting with the first trading day following Seller’s receipt of such securities if such securities are first listed upon the consummation of such Merger Agreement Acquisition Proposal or Subsequent Share Sale, as applicable or (ii) in the case of all other non-cash consideration, the fair market value of such non-cash consideration as agreed between a willing buyer and a willing seller, neither under any compulsion to transact, as determined by a third-party valuation firm of international reputation that is reasonably acceptable to both Purchaser and Seller.

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6.5 Termination Fee.

(a) If: (i) the Agreement is terminated by either Purchaser or Seller pursuant to Section 6.1; (ii) prior to such termination, Seller committed an Intentional Breach of any of its obligations contained in Section 7.4; and (iii) no Merger Agreement Termination Fee is payable by Apco pursuant to the terms of the Merger Agreement, then Seller shall pay to Purchaser an amount equal to $15,450,000 (the “Termination Fee”) by wire transfer within two Business Days after the termination of this Agreement; provided that the Purchaser and Seller acknowledge that Purchaser shall not be entitled to receive both the Termination Fee and the Merger Agreement Termination Fee.

6.6 Failure to Pay Amounts Due.

(a) If Seller fails to pay the Termination Fee or any amounts payable by it pursuant to Section 6.4, when due, and, in order to obtain such payment, Purchaser commences a suit that results in a judgment against Seller for such amount, Seller shall pay to Purchaser its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on such amount from the date such payment was required to be made pursuant to Section 6.4 or Section 6.5 until the date of payment at the rate per annum three hundred (300) basis points over the “prime rate” (as announced by JP Morgan or any successor thereto) in effect on the date such awarded amount was originally required to be paid.

ARTICLE VII

Covenants

7.1 Consents; Regulatory Approvals.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall (and shall cause each of their applicable Affiliates and Subsidiaries to) use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate, as promptly as practicable, the Purchase and the other transactions contemplated by this Agreement. Without limiting the foregoing, each of the parties agrees to use its respective reasonable best efforts to (i) cause the conditions to the Purchase set forth in ARTICLE V to be satisfied as promptly as practicable, (ii) obtain any consents, approvals (including any post-Closing approvals), orders, waivers and authorizations of, actions or nonactions by, any Governmental Bodies or any third party necessary in connection with consummation of the transactions contemplated by this Agreement, including the Purchase and (iii) execute and deliver any additional instruments necessary to consummate the Purchase and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require Purchaser or any of its Affiliates, or permit Northwest or any of their Subsidiaries (without the prior consent of Purchaser), to (x) litigate with any Government Body to obtain approval, authorization or consent to the Purchase, (y) agree to (A) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of Northwest, Purchaser or any of their respective Subsidiaries or Affiliates or of any amount (other than a de minimis amount) of

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such entities’ businesses, assets or properties, (B) the imposition of any limitation (other than a de minimis limitation) on the ability of Northwest, Purchaser, or any of their respective Subsidiaries or Affiliates to conduct their respective businesses or own any shares or assets or to acquire, hold or exercise full rights of ownership of their respective businesses, or (C) the imposition of any impediment (other than a de minimis impediment) on Purchaser or any of their respective Subsidiaries or Affiliates under any Laws or (z) pay any amounts (other than de minimis amounts) or otherwise agree to provide any benefit or undertaking to be subject to any limitation or restriction to any Governmental Body or any other Person in connection with any approval by a Governmental Body other than in respect of customary and established filing fees and other payments required as of the date hereof by Law.

(b) To the extent not expressly prohibited by Law, Purchaser and Seller shall reasonably cooperate with respect to all discussions, submissions, negotiations and other communications with all Governmental Bodies in connection with all waiting periods, authorizations, consents or waivers (including any post-Closing approvals) required to consummate the transactions contemplated by this Agreement, and, subject to reasonable concerns regarding confidentiality, each party shall keep the other reasonably informed with respect to such matters. In connection with the actions and procedures referenced in this Section 7.1, each party shall, and shall cause its Representatives to: (i) promptly and fully inform the other party of any written or material oral communication received from or given to any Governmental Body, (ii) permit the other party to review any submission required to be made by Northwest or any of their respective Subsidiaries to any Governmental Body, (iii) consult with the other party in advance of any meeting, conference or material discussion required by any Governmental Body and (iv) if permitted to do so by the relevant Governmental Body, give the other party the opportunity to attend and participate in any such meetings, conferences and discussions. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 7.1 shall require (x) Purchaser to take or (y) Seller to cause Apco to take any action not required under Section 6.3 of the Merger Agreement.

(c) Each of the parties hereto shall (and shall cause its Affiliates and Subsidiaries to) as soon as practicable but in no event later than one (1) calendar week following the Closing Date, take all actions necessary to make the filings required under the Argentine Antitrust Laws. Upon request by Purchaser, Seller shall (and shall cause its Affiliates and Subsidiaries to) use its reasonable best efforts to obtain, or cause to be obtained, any applicable consents, authorizations, orders, clearances, and approvals from all Governmental Bodies required in connection with the transactions contemplated by this Agreement and the Merger Agreement. Seller shall cooperate fully with the Purchaser and its Affiliates and use reasonable best efforts to promptly seek to obtain all such consents, authorizations, orders, clearances, and approvals (including any post-Closing approvals) and to make all required registrations, declarations and filings with, and notices to, any Governmental Bodies (including in connection with any applicable Antirust Law). To the extent not expressly prohibited by Law, Seller shall reasonably cooperate with Purchaser with respect to all discussions, submissions, negotiations and other communications with all Governmental Bodies in connection with all authorizations, consents, waivers or approvals (including any post-Closing approvals) required in connection with the transactions contemplated by the Merger Agreement, and, subject to reasonable concerns regarding confidentiality, each party shall keep the other reasonably informed with respect to such matters. In connection with the actions and procedures referenced in this Section 7.1(c), Seller shall, and

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shall cause its Representatives to: (i) promptly and fully inform Purchaser of any written or material oral communication received from or given to any Governmental Body, (ii) permit Purchaser to review any submission required to be made by Seller to any Governmental Body, (iii) consult with Purchaser in advance of any meeting, conference or material discussion required by any Governmental Body and (iv) if permitted to do so by the relevant Governmental Body, give Purchaser the opportunity to attend and participate in any such meetings, conferences and discussions. For the avoidance of doubt, Purchaser acknowledges that the Argentine Antitrust Approval shall not be a condition to Closing and agrees to assume all the risks related to the Argentine Antitrust Approval (or the lack thereof) and that Seller and its Affiliates shall not be required to return the Purchase Price in the event the Argentine Antitrust Approval is delayed, rejected or conditioned (a “Negative Antitrust Decision”). Purchaser shall be solely responsible to perform any and all actions required by a Negative Antitrust Decision at its own risk and cost. Seller and its Affiliates shall not be liable for any losses arising out of a Negative Antitrust Decision.

7.2 Third-Party Consents. Without limiting any covenant contained in Section 7.1, Purchaser and Seller shall each, and shall each cause their respective Subsidiaries to use reasonable best efforts to obtain all consents and approvals of third parties (including parties to Company Material Contracts (as defined in the Merger Agreement) and other Contracts of Apco and its Subsidiaries) that are required in connection with the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event shall Purchaser or any of its Affiliates or Seller, Northwest or any of their respective Subsidiaries be obligated to bear any expense or pay any fee or grant any concession, other than de minimis expenses, fees or concessions (any such expense, fee or concession, a “Consent Fee”) in connection with obtaining any waivers, permits, approval, authorizations, qualifications or consents that are required in in connection with the consummation of the transactions contemplated hereby pursuant to the terms of any Contract to which Seller or Northwest or any of their respective Subsidiaries is a party; provided that Seller shall (x) promptly inform Purchaser in writing of any request or demand for a Consent Fee received by it, Northwest or their respective Subsidiaries and (y) pay any monetary Consent Fee if Purchaser undertakes to reimburse Seller for amounts paid in respect of such Consent Fee.

7.3 Notification of Certain Matters. Seller shall give prompt written notice to the Purchaser, and Purchaser shall give prompt written notice to Seller, of the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Section 5.1 or Section 5.2, as applicable. For the avoidance of doubt, notices provided to either party hereto pursuant to Section 9.2 of the Merger Agreement shall be deemed delivered under this Section 7.3.

7.4 Non-Solicitation; No Transfer.

(a) From the date of this Agreement until the date and time at which the Merger becomes effective or, if earlier, the termination of this Agreement in accordance with its terms, Seller will not, nor shall it authorize or permit any of its Subsidiaries to, and shall cause its and their respective Representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage or knowingly facilitate the making of any bona fide proposal or offer (provided, that

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Seller shall be entitled substantially contemporaneously with the public announcement of the Merger Agreement, to waive the “don’t ask/don’t waive” provisions of any standstill provisions contained in any confidentiality agreement in effect on the date of this Agreement (such agreement, an “Existing Confidentiality Agreement”); provided further; that Seller shall notify Purchaser as to the identity of the other parties to the Existing Confidentiality Agreements to the extent not prohibited by such Existing Confidentiality Agreement and, in the event that one or more Existing Confidentiality Agreements prohibit such notification to Parent, the waiver of the “don’t ask/don’t waive” provisions for such Existing Confidentiality Agreements shall be conditioned upon the party to such Existing Confidentiality Agreement acknowledging that Seller shall not be prohibited from notifying Purchaser as to the identity of such party) concerning, (x) any sale or transfer of all or a material portion of the assets of Apco and its Subsidiaries, taken as a whole; or all or a material portion of the assets of Northwest and its Subsidiaries, taken as a whole; (y) any sale or transfer of any Apco Shares or the Target Interests or (z) any conversion, consolidation, recapitalization, merger, liquidation, dissolution or similar transaction involving Apco and its Subsidiaries or Northwest and its Subsidiaries (an “Acquisition Proposal”) or any Acquisition Inquiry, (ii) other than informing Third Parties of the existence of the provisions contained in this Section 7.4, engage in negotiations or discussions with, or furnish any non-public information concerning Apco, Northwest or any of their respective Subsidiaries to, any Third Party who has made or in response to an Acquisition Proposal or any Acquisition Inquiry or (iii) resolve or agree to do any of the foregoing. Seller shall, and shall cause its Subsidiaries to and shall cause its and their respective Representatives to (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any Acquisition Inquiry and (ii) promptly request that all confidential information provided by or on behalf of Seller or any of its Affiliates to any such Person in connection with such discussions or negotiations be returned or destroyed. Notwithstanding anything to the contrary in this Section 7.4, any actions taken by Apco, the Apco Board, the Subsidiaries or Representatives of Apco (including those Representatives of Apco that are also employees of the Seller) in accordance with the provisions of Section 6.5 of the Merger Agreement shall not constitute a breach by Seller of this Section 7.4.

(b) Seller shall promptly (and in any event within 24 hours after any director, officer or financial advisor of Seller is notified of the receipt thereof) advise Purchaser in writing in the event that Seller receives any Acquisition Proposal or Acquisition Inquiry, and in connection with such notice, provide to Purchaser the material terms and conditions (including the identity of the Third Party making any such Acquisition Proposal) of any such Acquisition Proposal. For the avoidance of doubt, any notices provided to either party hereto as required pursuant to Section 6.5 of the Merger Agreement shall be deemed delivered under this Section 7.4(b).

(c) Seller shall not (solely with respect to the Target Companies), and shall cause the Target Companies not to, sell, dispose of, transfer, or assign any ownership interests in any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof owned by any of them as of the date hereof, other than asset sales or dispositions in the ordinary course of business.

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7.5 Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, without the prior written consent of Purchaser, Seller shall not, in respect of the Target Companies, and shall cause Northwest not to: (a) except for the Conversion, amend or modify the organizational or constituent documents of the Target Companies, (b) pay or make any dividends, (c) issue, sell, pledge, dispose of, encumber (or authorize any of the foregoing) or authorize any additional shares of Apco Argentina Shares or Northwest Common Shares, as applicable, or of any preferred stock or any other capital stock or other equity or voting securities of any of the Target Companies, (d) sell, pledge, dispose of or encumber any material asset of either Target Company, (e) amend, terminate, assign or waive any material right under any material Contract to which either Target Company is a party other than in the ordinary course of business, (f) incur any Indebtedness, (g) adopt any budget or operating plan or otherwise authorize or make any commitment with respect to any capital expenditure, (h) settle, waive, release assign or compromise any litigation to which either Target Company is a party, other than for compromises, settlements or agreements that involve only the payment of monetary damages not in excess of $100,000 in any single instance and $250,000 in the aggregate and in any case without the imposition of equitable relief on, or the admission of wrongdoing by, any Target Company or any of its Subsidiaries or (i) except for the Conversion or as required by Law or the published interpretation or enforcement thereof, make or rescind any material Tax election, change any material Tax method, file any amended Tax Return that is material, incur any material Tax Liability, or settle or compromise any material federal, state, provincial, local or foreign income Tax liability.

7.6 Director Resignations. Seller shall cause each Board Designee to duly and validly deliver to the relevant Target Company his or her executed resignation as a director of such Target Company subject to and effective immediately following the Closing.

7.7 Public Statements.

(a) Each party hereto agrees not to issue any press release or make any other public announcement relating to this Agreement or the transactions contemplated hereby without the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of the other party, except as may be required by Law, court process or the rules and regulations of any national securities exchange or national securities quotation system, in which case the other parties hereto shall, to the extent practicable, be given the reasonable opportunity to review and comment on any such press release or other public announcement prior to its public release. Notwithstanding any other provision of this Agreement, the requirements of this Section 7.7 shall not apply to any disclosure by (a) Seller or Purchaser of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Purchase or the transactions contemplated by this Agreement, or (b) Seller or Purchaser, with respect to any public announcement or public statement with respect to any Merger Agreement Adverse Recommendation Change made in accordance with Section 6.5(d) of the Merger Agreement.

(b) Each of Purchaser and Seller agree that the terms of this Agreement, and the information provided to Purchaser in connection with this Agreement and the transactions contemplated hereby, shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law.

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7.8 Preservation of Records. Purchaser shall use reasonable efforts to preserve and keep the records held by Purchaser or its Affiliates relating to the businesses of the Target Companies for a period of five years from the Closing Date and shall make such records and, as reasonably requested by Seller, personnel available to Seller, during regular business hours and upon reasonable advance notice and in such a manner as not to materially interfere with the normal operation of Purchaser and its Subsidiaries, as may be reasonably required by Seller in connection with any insurance claims by, Legal Proceedings or tax audits against or governmental investigations of Seller or any of its Affiliates involving the Target Companies or in order to enable Seller to comply with its obligations under this Agreement and the Seller Documents. All information obtained by Seller and its Affiliates pursuant to this Section 7.8 shall be treated confidentially by Seller and its Affiliates. If Purchaser wishes to destroy such records after that time, Purchaser shall first give 90-day written notice to Seller and Seller shall have the right at its option and expense, upon prior written notice given to such party within that 90-day period, to take possession of the records within 180 days after the date of such notice. Seller shall deliver all original records relating to the businesses of the Target Companies to Apco within 15 days of Closing. Notwithstanding anything to the contrary herein or otherwise, Purchaser shall not be required to provide access to, or cause its Subsidiaries (including, following the Merger, Apco) to provide access to, or disclose any information or documents to the extent that such access would (in the reasonable judgment of Purchaser) (i) constitute a waiver of the attorney-client, work-product or other doctrine or privilege held by the Purchaser or any of its Subsidiaries or (ii) violate any Contract of Purchaser or any of its Subsidiaries in effect as of the date hereof with respect to confidentiality or privacy, (iii) materially interfere with the conduct of the business of Purchaser or any of its Subsidiaries or its or their Affiliates or (iv) violate any Laws relating to the exchange of information or otherwise; provided, that in the case of clauses (i) and (iv), Purchaser shall use its reasonable best efforts to obtain any required consents and take such other action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney client privilege) to permit such access or disclosure; provided further, that in the case of clause (ii), Purchaser shall use reasonable best efforts to obtain a waiver from the counterparty to any such Contract so as to allow Purchaser to provide access to or furnish the relevant information.

7.9 Access to Information.

(a) From the date of this Agreement to the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, Seller will, and will cause Apco and Northwest to, and will use reasonable best efforts to cause Apco Argentina to, provide to Purchaser and its authorized Representatives (i) upon reasonable notice, reasonable access during normal business hours to the Sellers’ and Apco’s and Apco’s Subsidiaries’ and Northwest’s employees, properties, books, Contracts and records (including Tax Returns, Tax correspondence, Tax work papers, Tax advice, correspondence with taxing authorities (including any assessments of Tax)), passwords of all platforms and information systems, access to all electronic data repositories, including backups, service and maintenance Contracts, and related licenses, as Purchaser may reasonably request and (ii) such reasonably available financial and operating information of Apco, Northwest and their respective Subsidiaries as Purchaser may

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reasonably request. From the date of this Agreement to the earlier of (x) the later of March 31, 2015 and the date that is three months after the Closing and (y) the date, if any, on which this Agreement is terminated pursuant to Section 6.1, Seller will reasonably assist Purchaser the transition and migration to Purchaser of all the information and documentation stored by Seller and pertaining to Apco, Apco’s Subsidiaries and Northwest, including information concerning administrative, accounting, reporting, planning, financial, tax and information technology activities. Notwithstanding the foregoing, Seller shall not be required to provide access to, or cause Apco or Northwest to, or use reasonable best efforts to cause Apco Argentina to, provide access to, or disclose any information or documents to the extent that such access would (in the reasonable judgment of the Seller) (i) constitute a waiver of the attorney-client, work-product or other doctrine or privilege held by the Seller or any of Apco, Northwest or Apco Argentina, (ii) violate any Contract of Seller or any of Apco, Northwest or Apco Argentina in effect as of the date hereof with respect to confidentiality or privacy, (iii) materially interfere with the conduct of the business of Seller or any of Apco, Northwest or Apco Argentina or its or their Affiliates or (iv) violate any Laws relating to the exchange of information or otherwise; provided, that in the case of clauses (i) and (iv) each party shall use its reasonable best efforts to obtain any required consents and take such other action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney client privilege) to permit such access or disclosure; provided further, that in the case of clause (ii) Seller shall use reasonable best efforts to obtain a waiver from the counterparty to any such Contract so as to allow Seller to provide access to or furnish the relevant information.

(b) Upon request by Purchaser, Seller shall negotiate in good faith with Purchaser regarding an agreement for the provision of services by Purchaser to Apco and its Subsidiaries following Closing through the later of (i) March 31, 2015 and (ii) the date that is three months after the Closing; provided that Purchaser may terminate the agreement prior to such date. The agreement shall be on substantially similar terms to those set forth in the Amended and Restated Administrative Services Agreement, dated May 7, 2013, between Apco and Seller (the “Administrative Services Agreement”) and the compensation for the provision of such services shall be on the same terms as those set forth in the Administrative Services Agreement.

7.10 Deliveries. At Closing, Seller shall deliver, or cause to be delivered, to Purchaser (i) the Argentine Stock Transfer Notice, (ii) stock certificates, any limited liability company interest certificates (if applicable), and/or written confirmation, or other evidence reasonably satisfactory to Purchaser that the Northwest Interests have been transferred, (iii) the Northwest Limited Liability Company Agreement, duly executed by Seller (iv) stock certificates and/or written confirmation, or other evidence reasonably satisfactory to Purchaser that the Apco Argentina Shares have been transferred, (v) the Share Registry Book (Registro de Accionistas) reflecting the transfer of the Apco Argentina Shares to Purchaser and (vi) a certificate dated the Closing Date and signed by an executive officer of Seller certifying that the conditions set forth in Section 5.1(b) shall have been satisfied.

7.11 Disclosure Schedules. Inclusion of an item in the applicable Schedules, or any references to dollar amounts, shall not constitute an acknowledgement or representation that such item is material, shall not establish any standard of materiality and shall not define further the meaning of such terms for purposes of this Agreement. Information disclosed in the Schedules

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shall constitute a disclosure only for the purposes of the representation and warranty that is correspondingly numbered and lettered in the Agreement and any other numbered and lettered Section of this Agreement to the extent that it is reasonably apparent upon reading the disclosure contained in such section of the applicable Schedule that such disclosure is responsive to such other numbered and lettered Section of this Agreement.

7.12 Control of Business. Notwithstanding anything in this Agreement to the contrary, Purchaser acknowledges on behalf of itself and its Affiliates and its and their directors, officers, employees, Affiliates, agents, representatives, successors and assigns that the operation of each Target Company remains in the dominion and control of such Target Company until the Closing and that none of the foregoing Persons will provide, directly or indirectly, any directions, orders, advice, aid, assistance or information to any director, officer or employee of any Target Company, except as specifically contemplated or permitted by ARTICLE VIII or as otherwise consented to in advance by an officer of such Target Company.

7.13 Conversion. Prior to the Closing Date, Seller shall cause the Conversion of Northwest from a corporation incorporated under the laws of the State of Utah to a limited liability company organized under the laws of the State of Utah. In connection with the Conversion, Seller shall cause Northwest to adopt a limited liability company agreement in a form provided by Purchaser and reasonably acceptable to Seller.

7.14 Federal Tax Status of Northwest. As of the Closing Date, Seller shall cause Northwest LLC to be disregarded as an entity separate from Seller for U.S. federal income tax purposes.

7.15 Insurance. Seller shall maintain in full force and effect through the Closing (A) the Management Liability and Company Reimbursement Insurance Policy with XL Specialty Insurance Company (including the A-Side, B-Side and C-Side policies associated therewith) (the “Current Insurance Policy”) or (B) a policy (the “Replacement Insurance Policy”) with provisions no less favorable to APCO and its Subsidiaries and their respective officers, directors and employees (the “Beneficiaries”) than to Seller and its officers, directors and employees. For the six year period immediately following the Closing, Seller shall continue in full force and effect a directors’ and officers’ liability insurance policy to cover the Directors’ and Officers’ prior service at Apco that is no less favorable to such persons than any policy covering Seller’s directors and officers. Seller shall use reasonable best efforts to make (or cause to be made) for the benefit of the Beneficiaries all claims available to it under the Current Insurance Policy or the Replacement Insurance Policy, as applicable, as promptly as practicable, and to the extent Seller shall receive proceeds on account of any claims under any such policy that are applicable to such Beneficiaries, Seller shall pay such proceeds over to the applicable Beneficiaries promptly following receipt by Seller of such amounts from the insurer.

7.16 Further Assurances. Subject to the other express provisions of this Agreement, upon the request of the other party, each of Purchaser and Seller shall use reasonable best efforts to undertake as soon as reasonably practicable (or procure the undertaking as soon as reasonably practicable of) all acts including executing and delivering (or procuring the execution and delivery of) all such other documents, instruments and agreements as may be reasonably necessary for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.

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ARTICLE VIII

Miscellaneous

8.1 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Seller or Purchaser, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

8.2 Payment of Sales, Use or Similar Taxes. All sales, use, transfer, intangible, recordation, documentary, stamp or similar Taxes or charges, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by Purchaser.

8.3 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment will be effective as delivery of a manually executed counterparty of this agreement.

8.4 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

8.5 Expenses. Except as otherwise provided in this Agreement, each of Seller and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

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8.6 Governing Law. This Agreement and all claims, actions, proceedings or counterclaims (whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or relating to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules (other than New York General Obligations Law Sections 5-1401 and 5-1402) of such State.

8.7 Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial. Each of Purchaser and Seller irrevocably submits to the exclusive jurisdiction of any New York federal court (or if jurisdiction is not available therein, a New York state court) sitting in the Borough of Manhattan of the City of New York, and any appellate court from any thereof, for the purposes of any suit, action, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the other agreements contemplated hereby or any transaction contemplated hereby. Each of Purchaser and Seller hereby agree to commence any action, suit or proceeding relating hereto in a New York federal court (or if jurisdiction is not available therein, a New York state court) sitting in the Borough of Manhattan of the City of New York. To the extent process by mail is permitted by applicable law, each of Purchaser and Seller agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 8.7. Each of Purchaser and Seller irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any New York federal court sitting in the Borough of Manhattan of the City of New York, and any appellate court from any thereof, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of Purchaser and Seller irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court.

8.8 Specific Performance. Each party hereto agrees that money damages would not be a sufficient remedy for any breach of this Agreement by any party here and that the other party would suffer irreparable harm as a result of any such breach. Without prejudice to the rights and remedies otherwise available to the parties hereto, each party agrees that the parties shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including an injunction or specific performance, in the event of any breach or threatened breach of the provisions of this Agreement by the other party. Such remedies shall not be deemed to be exclusive remedies but shall be in addition to all other remedies available at law or equity to such other party.

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8.9 Notices. Any notice, request, demand, or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if sent by hand delivery, mail (first class, certified mail, postage prepaid), facsimile, email of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient) or overnight courier if to any party hereto, at the address or facsimile number set forth below such party’s name on the signature pages hereto or to such other address or facsimile number as such party shall have last designated by notice to the other parties hereto in accordance with this Section 8.9. Notices sent by hand delivery shall be deemed to have been given when received or delivery is refused; notices mailed in accordance with this Section 8.9 shall be deemed to have been given three days after the date so mailed; notices sent by facsimile shall be deemed to have been given when electronically confirmed; notice sent by e-mail shall be deemed to have been given when electronically confirmed) and notices sent by overnight courier shall be deemed to have been given on the next business day after the date so sent.

8.10 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

8.11 Survival. The representations and warranties set forth in this Agreement shall not survive the consummation of the transactions contemplated hereby other than the representations and warranties set forth in Section 3.4 and Section 3.9 which shall survive indefinitely.

8.12 No Recourse Against Non-Parties. Except to the extent otherwise set forth in the Merger Agreement and Power of Attorney, all claims, obligations, Liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made by the parties hereto only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). Except as set forth in the Power of Attorney and the Merger Agreement, no Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such Liabilities, claims, causes of action, and

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obligations against any such Nonparty Affiliates of another Contracting Party. Without limiting the foregoing, to the maximum extent permitted by Law, except with respect to rights, claims, demands and causes of action arising under or in respect of the Merger Agreement and the Power of Attorney, each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any other Contracting Party’s Nonparty Affiliate in respect of this Agreement, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise. Notwithstanding anything in this Agreement to the contrary (x) for the avoidance of doubt, nothing in this Agreement (including the provisions of Section 4.7 or this Section 8.12) shall limit in any way (i) the terms and conditions of the Power of Attorney or the Merger Agreement or any rights that Purchaser or any of its Affiliates has thereunder or (ii) any parties’ right to obtain Damages, to the extent proven, against Apco for Intentional Breach of the Merger Agreement and (y) following the Merger, Purchaser shall be entitled to obtain Damages, to the extent proven, from Seller for any Intentional Breach by Apco of which Seller had Knowledge of (i) the specific representations and warranties made as of the date hereof and set forth in Article IV the Merger Agreement or the representations and warranties made as of the Merger Closing Date to the standard set forth in the certificate delivered pursuant to Section 7.2(d) of the Merger Agreement and (ii) any of the covenants set forth in Article VI of the Merger Agreement to the standard set forth in the certificate delivered pursuant to Section 7.2(d); provided, that any such claim by Purchaser must be commenced within twelve (12) months following the Closing.

8.13 WAIVER OF TRIAL BY JURY. TO THE MAXIMUM EXTENT NOT PROHIBITED BY APPLICABLE LAW, EACH PARTY HERETO, HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT, OR PROCEEDING, DIRECTLY OR INDIRECTLY, AT ANY TIME ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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Sincerely,

PLUSPETROL RESOURCES CORPORATION

By:
Name:
Title:

Signature Page to Offer Letter